TECHNICAL REPORT AND RESOURCE UPDATE, SAN ANTONIO GOLD PROJECT, BAJA CALIFORNIA SUR

For PEDIMENT GOLD CORP.

by

Melvin Allen Herdrick, MSc., PGeo.		G.H. Giroux, MASc., PEng
Pediment Gold Corp.		Giroux Consultants Ltd.
720 789 West Pender Street		Suite 1215 – 675 W. Hastings St.
Vancouver, BC		Vancouver, B.C.
Canada V6C 1H2		Canada V6B 1N2

November 29, 2009

	12.6	La Colpa Zone Exploration Winke Holes-refer to fig 11.1………………………		42
	12.7	Discussion of Drilling Results……………………………….....................……		43
13.	Sampling Method and Approach...……………………………………………………			44
	13.1	Drilling Procedure…………….………………………………………………….		44
14.	Sample Preparation, Analyses and Security.……………………………………………			45
	14.1	Reverse Circulation Samples.……………………………………		45
	14.2	Rig Duplicates………………..…......................…………………		45
	14.3	Drill Core Samples…………….........................…………………		45
15.	Sample and Data Verification ...........……………………………………………			46
	15.1	Introduction		46
	15.2	Duplicates		46
	15.3	Standards		46
	15.4	Blanks		46
	15.5	Requested Re-assays		47
	15.6	Laboratory Cross Check Samples		47
	15.7	Twinned Holes		47
	15.8	Conclusion		47
16.	Metallurgical Testing……………………………………………………………………			49
	16.1	Echo Bay Metallurgical Testing………………………………………………….		49
	16.2	Bottle Roll Metallugical tests, SGS Lab………………………………………….		49
	16.3	Bottle Roll Testing and Column Leach Testing by Metcon……………………		50
		16.3.1	Preliminary Bottle Roll Cyanide Leach Tests………………………	50
		16.3.2	Open Cycle Column Leach Study	51
17.	Historic Mineral Resource Estimates			53
18.	Current Mineral Resource Estimates			54
	18.1	Data Analysis		54
	18.2	Composites		57
	18.3	Variography		57
	18.4	Bulk Density		58
	18.5	Block Model		59
	18.6	Grade Interpolation		59
	18.7	Classification		60
19.	Conclusions and Interpretations			72
20.	Recommendations and Proposed Work Budget			73
21.	References Cited			75
22.	Statements Of Qualification And Authorization			77
	Signature Page			79
	Appendix I. San Antonio Collar Location			80
	Appendix II. Summary of Results			84
	Appendix III. QA/QC Charts			93

	LIST OF FIGURES
		Page
Figure 4.1	View of the Los Planes zone looking north from the Las Colinas hill	5
Figure 5.1	Location and Concession Map of San Antonio Project Area, Baja California Sur,
	Mexico	9
Figure 7.1	Map showing regional geology (Servicio Geologico Mexicano, 1996), Mining
	concession and local ejido boundaries	19
Figure 10.1	Schematic block model of Los Planes	29
Figure 11.1	Photograph of the rock in the side of the trench consisting of coarse grained
	quartz diorite with goethite limonite coating of fractures	34
Figure 12.1	Typical drill site with drill hole collar marker over the drill hole	37
Figure 12.2	San Antonio Drill Map showing Los Planes, Las Colinas, intermédiate, and La
	Colpa zones………………………………………………………………………	40
Figure 18.1	Isometric View showing Domains and drill hole traces	54
Figure 18.2	Isometric view looking north showing Domains, surface topography and drill
	hole traces	55
Figure 18.3	Lognormal cumulative probability plot for Au in Planes Domain	56
Figure 18.4	Waxed pieces of core for specific gravity determinations	58
Figure 18.5	Los Planes Section 2’693,650 N showing Gold Resource	63
Figure 18.6	Las Colinas Section 2’638,500 N showing Gold Resource	64

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1. Executive Summary

Melvin A Herdrick, Vice President of Exploration and a geologist employed by Pediment
Gold Corp. is the author and “Qualified Person” responsible for this Technical Report. This report has been written to accompany a recent independent Resource calculation for the San
Antonio project by independent consultant Gary Giroux of Giroux Consultants that is described in section 18 of this report (Current Mineral Resource Estimates). This Technical
Report was prepared using the guidelines for disclosure and reporting requirements of the
National Instrument 43-101 reporting standards of the Ontario Securities Commission
(OSC), the British Columbia Securities Commission (BCSC), and the Canadian Securities
Administrators (CSA). Further assistance in preparing the report was provided by Alberto
Orozco M.Sc. Geology, Univ. of Sonora, Mexico, a Geologist employed by Pediment Gold
Corp. The author has been on site numerous times for periods of up to four days each time over the past six years and in particular over the past two years. Site visits have continued
through 2009. This report is complete with data through Nov. 1, 2009.

This report includes review of reporting on earlier work in the Project Area, prepared by both independent consultants and by employees of prior project operators. Specifically cited are NI 43-101 compliant reports completed at the request of Pediment Gold Corp by
Wallis (2005) and by Thompson (2008).

The San Antonio Project is located approximately 40 km by road from the city of La Paz which has been the principle staging point for project work. La Paz is the capital city of
Baja California Sur, Mexico, with a population of approximately 300,000 inhabitants.
North of the city in the La Paz bay is the deep water shipping port through which most of the goods and necessities enter the area. Regional electrical power generation sites located near the port area also provides electric power to the region through a grid covering southern Baja California Sur that traverses the project area.

Drilling in 2007 by Pediment Gold Corp. Ltd. in the San Antonio project located a new gold mineral deposit named Los Planes which is being evaluated for its potential for open pit mining to heap leach and other gold extraction methods. The gold mineral deposit is hosted in a large shear zone which within Cretaceous aged crystalline rocks. Drill testing continued through mid-2008. A total of 37 diamond core holes and 168 RC drill holes with a combined total of 35,557.5 meters of drilling have been completed by Pediment Gold
Corp to outline the Los Planes discovery and other nearby bodies, and to test other targets.

The gold resource summarized in the following table has been calculated by independent consultant G. Giroux as released in a previous news report (Aug. 25, 2009).

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PEDIMENT GOLD CORP. Table 1.1Summary of Resources at 0.4 grams per tonne cutoff

Mineralization	Tonnes (MT)			Au (g/t)	Million Oz. Au

	M&I	Inferred	M&I	Inferred	M&I	Inferred

Oxide	7.24	0.17	0.928	0.592	0.216	0.003

Mixed	6.61	0.19	1.066	0.588	0.227	0.004

Sulphide	33.50	5.03	1.018	0.640	1.096	0.104

Total	47.35	5.39	1.01	0.637	1.539	0.11

The Planes deposit has similarities to the shear zone hosted gold deposits in the Mesquite
Gold Mine, California, which is a producing bulk tonnage gold deposit hosted in biotitic gneisses and other crystalline rock. Both have similar large size and geochemical trace and minor element characteristics.

Two separate cyanide-solution, bottle-roll metallurgical tests were performed: 1) on as-
received drill cuttings performed by SGS Metallurgical Lab and 2) on minus 10 mesh crushed material performed by Metcon Research. Both tests produced positive gold recoveries of all categories of submitted test material.

Column leach tests performed by Metcon on crushed drill core of two different sizes after completion of the bottle roll testing produced the following summarized gold leaching recoveries:

Table 1.2 Composites in Open Cycle Column Leach Study, Summary of Results by Metcon Research

						Cumulative			Reagent

			Calculated Head						Consumption
Composite ID	Test No.	Crush Size		(g/t)	Extraction (%)		Extraction (g/t)		(Kg/t)

			Au	Ag	Au	Ag	Au	Ag	NaCN	CaO

Oxide	CL-02	P80 1-1/2"	0.81	0.29	75.15	69.39	0.61	0.18	0.06	1.58

	CL-01	P80 3/8"	0.87	0.31	80.65	64.13	0.70	0.20	0.06	1.80

Mix	CL-03	P80 3/8"	0.85	0.58	71.87	35.59	0.61	0.21	0.33	1.84

Sulfide	CL-04	P80 3/8"	2.98	1.49	47.10	26.21	1.40	0.39	0.45	0.92

The mineral categories of Oxidized and Mixed (oxidized and sulfides) produced good recoveries of gold mineralization from all sizes of crushed mineralized material. Sulfide mineral categorized material generated results of 47.1 % gold recovery on 3/8 inch crush size fraction. Follow up analyses of various screened fractions from the leached column residue revealed lower gold recoveries in the +6 mesh size fraction making up about 25%
of the column test material, but +60% gold recovery from the finer fractions. Further testing is recommended to optimize methods of gold recovery from sulfide material.

Also recommended are continued testing of the known deposits to qualify them for inclusion in economic studies, programs to outline and test new target areas within the San
Antonio holdings to determine if they may contain additional resources, and acquisition of surface and water rights that would be required if feasibility level studies indicate the project has the potential for viable mine development.

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2. Introduction

Pediment Gold Corp (Pediment), a public company that trades on the Toronto Stock
Exchange, has been requested to produce an “in house” Technical Report to update information relative to the project since the last report was produced in 2008. This
Technical Report is considered current as no material work has been completed on the project site since late 2008. The corporate office of Pediment Gold Corp is located at:

Suites 720 - 789 West Pender Street Vancouver, B.C., V6C 1H2 Telephone: 604-682-4418 FAX: 604-669-0384

The San Antonio Project, which includes the resource areas of Los Planes (Planes), Las
Colinas (Colinas) and the Intermediate zones, is owned by Minera Pitalla S.A de C.V which is a wholly owned Mexican subsidiary of Pediment. Minera Pitalla acquired the original mineral concessions by denouncement (staking) in 2003 directly from Mexican government. The concessions covered an area where Echo Bay Mining Exploration (EBX)
had drilled thirty one RC drill holes in 1996-7 and outlined a historic resource of gold mineralization. The author has participated in site reviews beginning in 2003 and outlining of drill targets which were later drilled in 2007 and 2008 that identified the new gold resources. The defined mineral resource is contained in three on-trend segments, with about
79% of all types of mineralization in the Planes segment, 18 % in the Colinas segment, and
3% in the Intermediate zone segment.

Drilling of the 205 drill holes completed in 2007-8 by Pediment outlined NI-43-101 qualified resources as most recently outlined in an independent reporting section by G.
Giroux (2009). This latest resource report expands the total ounces of contained gold above a 0.4 gram cutoff by 14 percent, but most of the resource is now classified as measured and indicated (see chart) as compared with an inferred resource classification for all material as outlined in the previous technical report by Thompson (2008).

Renewal of exploration is recommended to begin again in early 2010 with mapping and sampling of the Triunfo mineralized zones and possible drilling within the Intermediate zone and east of Colinas. The nearby Triunfo concessions were previously held by the government as a Mexican Zone of Mineral Reserve before being acquired by Pediment in a sealed bid auction. Triunfo has had no significant exploration for more than 30 years;
several target areas have been tentatively identified for more detailed exploration.

The author has been a significant interested party in the success of the company and project since mid 2002 as a shareholder, employee and director of Pediment and was directly involved in discovery of the Planes mineral deposit. The author was also a co-founder of the company. The author has no interests in other adjacent or peripheral land holdings. The author has worked in the mineral industry 44 years in various parts of the world including
Mexico previously as the Chief Geologist of Minera Phelps Dodge de Mexico.

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3. Reliance on Other Experts

The author has relied on the documents listed in the References Cited section, on numerous site visits, and on local qualified geologists employed by Pitalla for the project. In addition the prior technical report by Ian Thompson and David Laudrum was heavily relied on for many descriptions and information. I have assumed that all of the information in the
References Cited section of the report is accurate and complete in all material respects, however each individual report’s accuracy and completeness has not been verified, and cannot be guaranteed.

The author has verified the completeness of the concession descriptions related to map locations and that concession taxes are current with payment obligations by the company as of Nov. 1 2009. This verification involved review of individual documentation held by the company received from the Dirección General de Minas showing concession names, title numbers, and dates of title award with periods of renewal by payment of taxes as receipts.
Legal title opinions for each concession have not been requested of legal counsel opinion.
A Perito Minero, independent consultant Ing. Luis Palafox (2009) has provided to the company with concession status reports and concession location map information in 2009.

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4. Location and Access

The Los Planes gold mineral deposit area is within part of the San Antonio-Triunfo mining district located about 40 km east of La Paz that is a principle sea port and the capital city of the state of Baja California Sur, Mexico. The towns closest to the project site are San
Antonio and Triunfo located about 8 km south and 10 km southwest respectively of the deposit area, Los Planes that is located 10 km to the north, and El Sargento and La Ventana that are located about 20 km north of the deposit area. All are served by paved highway and connected to La Paz by a new state highway. New CFE electric power lines and fiber-optic cable pass over the deposit area.

The main regional sea port of La Paz is a principal supply point from mainland Mexico and international sources for the state of Baja California Sur. Minor historic shipping activity has taken place at the port of Ventana which is closer to the deposit area, however no current port facilities are available there for other than local beach access fishing enterprises. Kite surfing is a popular winter time beach activity with influx of usually about
500 persons on a daily basis participating in the recreational activity in the Ventana and
Sargento area. More than a dozen local businesses cater to the seasonal recreational activity.

Figure 4. 1 View of the Los Planes zone looking north from the Las Colinas hill.

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5.	Land Status

5.1. Pitalla Concessions Acquired by Denouncement

The Cirio and Emily mineral concessions located in Baja California Sur area east of La Paz were the first acquired in the area by Compañía Minera Pitalla SA de CV in 2003. The
Cirio concession, which covers the Planes and Colinas deposits, was acquired by uncontested denouncement of open lands in 2003, while the Emily concession, also staked in 2003, covers a total of 3,308.18 hectares. In 2007 the large Trini concession and its fractions were all acquired by denouncement bringing, which brought the concessions held by Pitalla to combined total of 37,813.15 hectares.

5.2. Concessions Purchased from Cortez

Five concession fractions were obtained from Cortez Resources S. de R.L. de C.V., a
Mexican company, by purchase in 17 of March, 2008. These five concessions are the
Triunfo Este Fracc. I, II and III, Triunfo Oeste Fracc. I and II which have a combined area of 1,789.36 hectares. A purchase cost of $11,250.00 Canadian was paid for full ownership of these concessions, and there are no residual royalties or payments due to them.

5.3. Pitalla Concessions of Triunfo National Zone of Mineral Reserve

The El Triunfo concession group, held by the federal government as part of the National
Zone of Mineral Reserve for more than 40 years, was acquired by Pitalla on July 3, 2008 through the competitive bid process. Total cost paid to the Mexican Federal Government for the concession group was 12,615,000 pesos ($1,216,232.00 US) as a lump sum purchase price. Two sub-groups of concessions are included in the package. One is the
Triunfo contiguous group of 3 concessions composed of the El Triunfo Ampliación, the
Reducción El Triunfo Uno Fracc. Uno, and the Reducción El Triunfo Uno Fracc. Dos that have a combined area of 5,251.57 hectares. The second sub-group is the Valle Perdido concession of 1,473.8423 hectares that is located south of the main sub-group. The
Mexican government retains a variable 1-3% net smelter production royalty on this ground.

5.4. Adjacent Concessions

The Texcalama Concession that adjoins the Cirio concession to the south contains a small uncalculated portion of the Las Colinas historic resource and the historic Mina La Colpa historic mineral deposit. The Texcalama concession is held by privately owned Minera El
Exito or sister companies.

The same Mexican group that owns Minera El Exito also holds the El Exito concession that adjoins the Emily, Triunfo Este Fracc. 2 and Texcalama concessions on its northern side, the Cirio concession on its west and north sides, and Triunfo Uno Fracc. Uno on its west side. The Exito concession holds a combined historic resource zone known as the

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Geronimo-Mirador zone. Echo Bay Exploration Inc. (EBX) drilled with widely spaced RC and some core drill holes to produce a resource calculation in 1997 of Geronimo-El
Mirador (2.96MT @ 1.45g/tAu) . Another resource zone with semi-active gambusino work is a small zone known as Tajo San Antonio where CRM also reported a small resource based on about 20 drill holes. The concession holder, Exploracion Minera El Exito, is inactive.

South of the Triunfo concession is a concession area called Uvares which contains a small gold mineral deposit with a historic resource of 1.82MT @ 1.81g/tAu. (Echo Bay, 1997).
This resource area was an area of well know gold mineralization described by CRM and by
Carrillo-Chavez et al. (1999). This concession is held by a sister company of Minera Exito.

The La Trinchera concession located to the northwest of the Cirio concession is held by J.
Mendez and is also inactive.

The above noted gold mineral deposits are hosted by cataclasite to mylonitic rocks and are oxidized to shallow depths. Many of these mineral zones were explored by EBX in the mid to late 1990s during district scale exploration during definition of the Paredones Amarillo gold deposit in the southern part of the district. Available information consists of reports with some drill sections and summaries of the historic resource calculations. All the above historical resource information is based on recovered reports. The author has been unable to verify the information in these reports, and that information is not necessarily indicative of mineralization on the properties.

The above estimates have not been verified by a QP, as required by NI 43-101. They are considered historical resources that are not compliant with NI 43-101 and are reported for informational purposes only.

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Chart and Map of concessions

The concession data and holding costs held by Compañia Minera Pitalla S.A. de C.V. are listed in the following table. A map showing these individual concessions locations is presented on the previous page.

5.1 Relation of mining concessions of the San Antonio Project (costs shown in Mexican pesos)

	Title		Surface	1st SEM	2nd SEM
Concession name	number Issue date (has)			(pesos)	(pesos)

Cirio	221072	19 nov 03	2789.94	$ 39,728.68	$ 39,728.68

Emily	221074	19 nov 03	518.24	$ 7,379.72	$ 7,379.72

Trini Fraccion I	229908	28 jun 07	34450.48	$ 158,472.20	$ 158,472.20

Trini Fraccion II	229909	28 jun 07	41.26	$ 189.78	$ 189.78

Trini Fraccion III	229910	28 jun 07	5.68	$ 26.13	$ 26.13

Trini Fraccion IV	229911	28 jun 07	7.51	$ 34.56	$ 34.56

Triunfo Este Fracc. I	227890	08 sep 06	495.37	$ 2,282.00	$ 2,282.00

Triunfo Este Fracc. II	227891	08 sep 06	350.00	$ 1,610.00	$ 1,610.00

Triunfo Este Fracc. III	227892	08 sep 06	0.30	$ 5.00	$ 5.00

Triunfo Oeste Fracc. I	227893	08 sep 06	848.69	$ 3,905.00	$ 3,905.00

Triunfo Oeste Fracc. II	227894	08 sep 06	95.00	$ 437.00	$ 437.00

Reducción el Triunfo Uno Fracción 1 233087		9 Dec 08	1,974.67	$ 9,083.46	$ 9,083.46

Reducción el Triunfo Uno Fracción 2 233088		9 Dec 08	136.92	$ 629.85	$ 629.85

El Triunfo Ampliación	233086	9 Dec 08	3,140.01	$ 14,444.04	$ 14,444.04

Valle Perdido	233089	9 Dec 08	1,473.84	$ 6,779.67	$ 6,779.67

		Semester Subtotal		$245,007.08	$245,007.08

GRAND TOTAL (yearly cost of retaining properties for San Antonio project)				$490,014.16 PESOS

The above chart shows total San Antonio area concession holding costs and are listed as individual concession costs per semester that are to be paid to the Mexican Federal government that were current for 2009. The holding costs are paid twice yearly as shown in the chart. The costs vary from year to year, generally rising incrementally higher each succeeding year.

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PEDIMENT GOLD CORP
MINING CONCESSIONS IN
BAJA CALIFORNIA SUR, MEXICO
Area shown
in figure
Sonora
Baja
California Sur
250,000 mE
750,000 mE
580,000 mE
590,000 mE
600,000 mE
610,000 mE
2,650,000 mN
2,640,000 mN
2,630,000 mN
2,620,000 mN
Trini
Fracc I
Triunfo Oeste
Fracc. 1
Cirio
SAN ANTONIO PROJECT'S
COLLAR LOCATION
El Triunfo
Ampliacion
Emily
Triunfo Este
Fracc. 2
Triunfo Este
Fracc. 3
Red. El Triunfo Uno
Fraccion 1
Red. El Triunfo Uno
Fraccion 2
Triunfo Oeste
Fracc. 2
Cirio
Triunfo Este
Fracc. 1
Trini
Fracc I
Trini
Fraccion II
Trini
Fraccion III
Cirio
Trini
Fraccion IV
Trini
Valle Perdido
N
PEDIMENT
0
5,000
10,000
meters
Figure 5.1
Location and Concession Map of San Antonio Project Area, Baja California Sur, Mexico
November 2009

PEDIMENT GOLD CORP.

6.	Mining History of the Area

6.1. General

Gold and silver mineralization was reportedly discovered in the Triunfo area around 1700.
Soon after, Jesuits began limited, small-scale production there and in the adjacent area south of San Antonio. The Triunfo veins were originally exploited by Don Manuel Del
Ocio beginning in 1748. At about 1767 the Jesuits were expelled from the region in part of a national decree. The mines then lay dormant for about 100 years. This period of inactivity continued until about 1862 when the area again became very active and up to 25 mines were reported as working (CRM Baja California Sur Monograph, 2000). These mines produced steadily until 1895 when a large cyclone-hurricane flooded them. After this water inflow and mine ventilation problems coupled with low metal prices and the onset of the
Mexican Revolution lead to a rapid decline in mining activity. Mining ceased completely in
1914 after another cyclone flooding episode. After 1914 the district was largely inactive except for small-scale gambusino mining which continues today. Total Triunfo production through 1914 is estimated to have been at least 115,000 troy ounces of gold and 21.25 million troy ounces of silver, plus some associated lead. The principal operating company for that period beginning in 1878 was The Progresso Mining Co. which is referred to as an
“Anglo American” company. No production detail is available for the San Antonio area mines that were developed.

A multi-chambered brick roasting furnace was constructed and operated around 1940 south of San Antonio in the Cañada de Agua mine area. This furnace reportedly left arsenic oxide residue in the chimney chambers produced by roasting local gold ore. Reportedly, a cyanide based mill that operated at the same site produced gold from those roasted ores.
The chimney from this roasting process still stands on one side of the main San Antonio arroyo.

All metal production from the district was derived from various milling processes (except for gambusino activity). One of the last two episodes of production was connected with a flotation mill established at El Tule area having about 50 tons per day capacity. Production at El Tule came mainly from the Sin Rival mine located further to the south and about 5
km. west of Rosario. The most recent recorded production of the district was of gold produced by Minera Tepmin at the Testera Mine and mill located 10 km. south of San
Antonio. The mill capacity was estimated at about 50 tons per day and operated part time from 1997 to 2000. A current independent production effort has restarted the Testera mill in early 2009 to reportedly process material gathered from the dumps of the district.

Old prospecting pits and shallow shafts (artisanal workings) have been noted on most of the
Pediment mineral concessions. The government geological branch, Consejo De Recursos
Minerales (“CRM”, recently renamed Servicios Geologico Mexico or “SGM”), carried out work in the district in the 1970s consisting of mapping, trenching and limited magnetic and
Induced Polarization (IP) geophysical surveys. These surveys covered portions of the Las
Colinas gold deposit. The government exploration work was done to help define

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mineralized zones within the federal National Mineral Reserve concessions of El Triunfo and La Perla where limited drilling was also completed.

Placer gold has been investigated and reported in three areas by CRM where gambusino and more organized activity has defined sediment accumulations containing gold to the southwest of the Triunfo and San Antonio district mineralized areas. The three placer areas are described by the report as either alluvial or proluvial deposits of Quaternary to Recent age. Alluvial deposits are gold accumulation in sediments produced by clastic separation during mechanical erosion, while proluvial deposits form from reworking of alluvial deposits where lateritic processes allow alluvial gold to further concentrate as a thin capping over the sediments. Some active alluvial deposits are located close to the sources of the gold in the district, while proluvial deposits are found overlying low grade alluvial gold in the Salada Formation located generally further west and covering an area estimated at 80 square km. Grades of both types are indicated to range from very low to locally over 2 grams per ton. The alluvial gold probably formed by erosion of other deposits like
Paredones Amarillos, Uvares, or Los Planes with subsequent deposition as very fine grained clastic alluvial gold in a thick and broad deltaic deposit of the Salada Fm. Other detrital mineral associations may include rare heavy minerals deposited with the gold.

A Canadian based venture and mining company, Viceroy began investigation of the San
Antonio district which led to acquisition of Paredones Amarillos area circa 1990. Echo Bay
Exploration Inc. (EBX) acquired the concessions from Viceroy in a joint venture and expanded concession holdings to cover a large area outside the JV in the mid-1990s at the same time they were drilling at the Paredones Amarillos deposit joint venture.

EBX carried out detailed geological mapping, stream sediment, soil and rock chip sampling, trenching, ground electromagnetics, airborne radiometrics, magnetic and VLF-
EM surveys, RC and core drilling, and metallurgical studies. The radiometric survey is reported to have indicated a weakly anomalous potassium and K/Th ratio response associated with the Las Colinas mineralization. (Brown, Reynolds, and Hauck III, 1998).
The Los Planes zone however was not recognized due to sand and gravel cover although several Echo Bay drill holes were completed in the deposit area.

Other gold deposits of the large district that were studied by EBX include the Uvares gold deposit, the Mirador-Geronimo gold deposit, and the Tajo San Antonio deposit. In addition some drilling was completed in the Cañada del Agua area now controlled by Pediment.
Several satellite deposits were also outlined in the area near the Paredones Amarillos deposit.

6.2. Las Colinas Gold Deposit

The Las Colinas deposit was discovered by Echo Bay exploration utilizing geophysical east west oriented IP lines designed to examine and extend sulfide anomalies in the area of La
Colpa mine. The La Colpa mine is reported to have produced high grade gold ore from a north south trending shear zone with about 45[o] west dip and a 4 to 8 meter width. Workings

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consist of an adit and westerly inclined shaft that appear to be from the 100 year old period of development. Significant pyrite and arsenopyrite are contained in surface dump piles near the shaft. Samples returning +10 g/t gold have been collected from the high sulfide dump.

The process of acquiring the IP line data lead John Reynolds to extend the planned La
Colpa IP line further west during the Echo Bay exploration program in 1996. A new anomaly was detected further west; drill testing this anomaly established the Las Colinas gold mineralized zone. Subsequent IP lines contracted by Echo Bay revealed the north-
south linear Colinas anomaly which was confirmed by drilling.

“The cataclasite is a relative conductor compared to the diorite and granodiorite. A close correlation between the increased polarization response and the sulphides containing the gold mineralization was noted. The IP survey was run using 100 m dipole spacing on lines spaced 200 m apart. Additional lines to the north were run using 50 m dipoles on 200 m line spacing. Echo Bay concluded that the IP was successful in outlining the mineralization that was still open to the north beyond the IP coverage. Incomplete results from a soil survey also suggest a continuation of the mineralization to the north. Drill holes SA97- 120 and -123 confirms extension of the mineralization to the north.”(Brown, 1998).

6.3. Historic Estimate 1996] Colinas Deposit

An independent estimate of the Las Colinas deposit was carried out for Echo Bay by a consulting geologist (Kuyper 1996), using the data from 16 holes and 5 trenches. He estimated a “geological gold resource” of 2.74 MT at a grade of 1.0 g/t Au, using a cross-
sectional method and extending mineralization a maximum distance of 25 m from the intercept and a maximum sectional width of 50 m. A specific gravity of 2.7 was used. No gold values were cut, as no assays exceeded 34 g/t Au.

Projecting mineralization 50 m up and down-dip and allowing a sectional width of up to
100 m, he estimated a resource of 6.84 MT @ 1.02g/t gold. At EBX’s request he also estimated an incremental resource of 3.76MT @ 1.01 g/t, by extending the zone a further
200 m down-dip. The total and average of the latter two resources is 10.6MT @ 1.02g/t.
This estimate was published by EBX (Brown, 1998) and has been reported in Pediment’s
Website under the caption “San Antonio project-Las Colinas deposit”.

The estimates are considered historical resources that are not compliant with NI 43-101 and are reported for informational purposes only.

EBX carried out additional drilling in 1997, primarily to the north of the resource. The total data available included 31 RC holes totaling 6085.5 m. This drilling intercepted several intersections of mineralization confirming that the mineralized trend continued both south and north.

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6.4. Wallis (RPA 2004)

The Cirio and Emily concessions were the subject of an independent technical report by
Stewart Wallis, P.Geo. of RPA Associates in June 2004. His report, which described many of the properties in Mexico held by Minera Pitalla, was written at the request of Skinny
Technologies Inc. that is the predecessor company to Pediment. The report included a field review of Las Colinas which included sample collection. He did not verify the database but noted that “the EBX interpretation extended the mineralization on most sections no more than100 m from a drill hole intercept”. He also noted that “approximately 15% of the deposit lay on the adjoining Texcalama Concession to the south that was not owned by
Pitalla”. More recent technical reports by Thompson and Giroux considered resources only located within the Cirio concession owned by Pitalla.

Wallis reported that “The early mining in both districts was focused on oxidized high-
sulphide, high-grade gold-silver veins ranging in width of up to 3 m, with strike lengths of nearly 2 km”.

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7.	Geological Setting

7.1. Regional Geology

The age of the original sedimentary rocks that has since metamorphosed to schist, gneiss and marble is thought to range from late Paleozoic to Mid Mesozoic. These rock units exist only as a band of remnant roof pendants . A small area of marbleized limestone is present further south as a roof pendant near the town of Pescadero and Todos Santos, and is considered a possible lime resource. The sedimentary rocks units are located in a belt running from northwest and southwest of Triunfo and are now observed as products of contact and dynamic metamorphism to biotite and, muscovite rich gneiss and schist units.

The principal rock units of the region are the crystalline complex east of the La Paz fault which includes the San Antonio district. The crystalline complex is composed of at least two separate intrusive complexes seen to intrude the limited remaining schist and gneiss of sedimentary rock origin. These schist and gneissic rocks have moderate levels of dynamic regional metamorphism that was established prior to the igneous rocks emplacement. The youngest igneous rock, the Valle Perdido batholith and its related dikes and stocks which underlies the Paredones Amarillo gold deposit, has only weak evidence of dynamic metamorphism. Older hornblende bearing quartz diorite, diorite and gabbro have weakly developed foliation due to the effects of dynamic regional metamorphism.

The proximity of the Triunfo and San Antonio districts that are both localized in similar shear zones settings suggests a possible similar age and origin. Mineralization of the two districts is also hosted in some of the same rock units. However the geochemical signature characterizing the two districts is very different. San Antonio is a gold only mineralized district with average silver to gold ratios of 1:1 or less, while Triunfo is silver dominated with average silver to gold ratios of around 250:1 and associated lead, zinc, and antimony.
The orientation f the mineralized shear zones is also different. The Triunfo zone strikes generally north 20-30 degrees east and dips to the east. The San Antonio shear zones, however, have a persistent north-south strike and the shears generally dip about 45[o]
westerly. Mineralization of both types appears to end down-dip, and possibly away from high angle feeder source structures. Both zones appear related to nearby intrusions of peraluminous composition (marked with biotite, possible muscovite, and rare garnet).

7.2. Local and Property Geology

Geologic details in and around the Planes and Colinas gold deposits have been determined largely from the drilling acquired information because of widespread thin sand and gravel pediment covering most of the Planes zone. Las Colinas has outcropping zones of mineralization and both hangingwall and footwall parts of the structure with partial cover.

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Rock types of the area consist of various units of metamorphic crystalline rocks and numerous intrusives.

Diorite and Gabbro

Diorite and closely related gabbro are part of the older intrusive sequence with abundant hornblende or augite. These rock units generally have a dark color due to high percentage of mafic minerals. The diorite and gabbro are usually coarse grained although some fine grained varieties have been observed in the La Colpa area. These more mafic rock units are located only in the south part of the Colinas area and near the La Colpa mine area. Diorite is common in the areas around Paredones Amarillos, Uvares, and Mirador.

Biotite Hornblende Quartz Diorite

Biotite Hornblende Quartz Diorite is part of a large batholithic mass ranging from gabbro through quartz diorite and granodiorite composition. This igneous mass covers a large area east of La Paz extending south beyond Todos Santos and possibly toward Cabo San Lucas.
The intrusives of this mass are characterized by abundant hornblende and minor quantities of magnetite and commonly have illmenite as the dominant opaque mineral. Diorite of this complex is the hangingwall rock type at Paredones Amarillos while the quartz diorite is common in both the hanging-wall and footwall of the Planes deposit. Las Colinas has a mix of diorite and quartz diorite in both the parts of the shear zone hosted deposit.

The hornblende rich intrusive complex ranges compositionally from gabbro, to diorite, and hornblende quartz diorite which as stated above are intrusive into the metasedimentary units. Locally foliation is developed within the intrusive units which are cut by numerous pegmatitic to aplitic small irregular dikes. Coarse grained biotite hornblende quartz diorite is the most common rock type present in the Planes deposit. A similar appearing coarse grained weakly foliated biotite granodiorite is present in the Triunfo district, but it appears to be a different intrusive complex with biotite the major mafic mineral.

Hornblende from the hornblende gabbro near Paredones is radiometric age dated at 129 ma
(plus or minus 5ma) (Brown, et. al 1998) Age dating by Carrillo-Chavez et al. (1999) also report the coarse grained gabbro, diorite-quartz diorite rocks range in age from 130 to 140 ma as determined by testing of the abundant igneous hornblende. Both the Valle Perdido batholith and the Triunfo batholith intrude those older hornblende bearing igneous rocks that are about 30 to 50 million years older. The aplite and pegmatitic dikes found only in the hangingwall blocks appear to be derived from the Valle Perdido granite batholith located somewhat deeper. The dikes, however, are not present in the Valle Perdido batholith.

Biotite Granodiorite-Granite (Valle Perdido Batholith and Smaller Bodies)

Biotite Granodiorite-Granite is present as a medium grained quartz rich intrusive beneath the Planes deposit and is seen mainly in the drill holes which penetrate deeper into the hanging-wall of the large thrust fault shear zone. The intrusive has a weakly porphyritic character with fine grained biotite of a brownish coffee color in drill holes. Rocks of similar

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texture outcrop south of the Colinas deposit and adjacent to the southeast of the La Colpa mine zone. In surface outcrops the intrusive has a weak pervasive sericitic alteration. This may be present also within the footwall rocks of the Los Planes deposit. The same intrusive is present in much of the higher ridge west of the Planes deposit area containing north to the Sea of Cortez northwest of the town of El Sargento. Radiometric age dates reported in
Carrillo-Chavez et al. (1999) and one whole rock chemical analysis support the visual conclusion this batholith is the same as the Valle Perdido intrusive.

Biotite granodiorite-granite is documented in part of the Paredones Amarillos area with porphyritic phases present in close proximity to the deposit between the batholith and the mineral deposit zone. Limited sampling including whole rock major element analysis reveals the biotite granodiorite batholith of Valle Perdido that forms part of the footwall adjacent to the Paredones gold deposit is of peraluminous chemical composition, having relatively high alumina content as seen in the ratio of aluminum to the alkali elements.
Other intrusive bodies ranging from dikes to batholiths of similar composition that are located near the other gold deposits appear have a similar age and composition as that batholith (Herdrick, 1998). Age determinations by Echo Bay of the Valle Perdido batholith shows it has a radiometric age of 91.3 ma (plus or minus 2.3 ma) as determined from biotite separates (Gibson, 1996).

Study of the Uvares gold deposit, located between Paredones and Planes-Colinas deposits revealed age dates of hornblende from a tonalite having an age of 137 ma (plus or minus 6
ma) and a diorite intrusive with an age 128 ma (plus or minus 5) (Carrillo-Chavez et al.,
1999). Carrillo-Chavez et al. (1999) determined that the Valle Perdido batholith cooled to a solid state at around 100 to 90 ma and the hydrothermal activity ended shortly thereafter between a range of 90 to 80 ma. Igneous batholiths of this age continue north to the coastline near Sargento and Los Planes where two radiometric age dates report 93 ma and
87 ma respectively (Carrillo-Chavez et al., 1999).

Sericite age dating from the Paredones Amarillos deposit was also done by radiometric analyses of two samples of mineralization resulting in ages of 91.3 ma in one and the second sample having a questionable age of 79.1 ma. The age of gold mineralization through the district is concluded to be within this same time range clustering at about 90 ma, including Los Planes and Las Colinas gold mineralization.

Coarse Grained Biotite Granodiorite of Triunfo

Coarse grained biotite granodiorite is slightly different composition than the above biotite granodiorite to granite intrusive by having much coarser abundant black biotite, possible occasional hornblende, and more common orthoclase. This batholith extends from the
Todos Santos area north of El Triunfo. From El Triunfo the batholith is observed to have a width of about 8 kilometers making up much of the floor of the valley extending north toward LaPaz with a length of about 30 km. The batholith appears to have been easily eroded in areas more than a km. west of its eastern contact area. The Triunfo veins tend to parallel the batholith margin both inside and outside the intrusive but near its margin as

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seen in the Triunfo area with the Los Reiles, La Obscuridad, and the Ciega veins
(Bustamante-Garcia, 2000).

Medium to fine grained sills of similar character but with sericite and orthoclase alteration are found east of the contact of the batholith following the shear zones similar to the gold mineralized areas of Mirador and Planes. These sills are seen to be up to 30 meters thick and show evidence of shearing with foliation parallel to that of surrounding gneiss and schist. The main mineralized areas have not been investigated in detail; however a three
km. long area around the Humboldt and Ocote mines contains the sill like intrusives that appear to be part of the Triunfo batholith. Future studies should try to confirm this with detailed mapping, age dating, and drilling.

Post Mineral Andesite Dikes

Post mineral, dark colored Andesite Dikes are seen in several locations in the Colinas area and the Arroyo Fandango. A dike clearly cut across mineralized rock near Drill Hole 117 of
EBX, and have a N40 W trend and apparent near vertical dip. Thin coatings of limonite on fractures within the dike suggest it contained a small amount of pyrite. Dikes of this form are seen throughout the region and have fairly uniform northwest trends. Similar dikes were also seen in the Paredones Amarillo area where radiometric age determinations were completed. Two post mineral andesitic-dacitic dikes present at Paredones Amarillo have a radiometric determined age of 74.5 ma. (Brown, 1998).

Salada Formation

The Salada Formation is a poorly outcropping and poorly consolidated arkosic sand to gravel unit deposited in the Los Planes mineral deposit area and more than 20 kilometres northward into the Sea of Cortez. Salada Formation is mainly a continental basin fill group of different weakly consolidated and weakly bedded sedimentary units with marine components as well as clastic facies of the unit. The formation appears to be a deltaic deposit formed in a relatively rapidly declining basin. Larger areas of the Salada Fm. are located in the area west of Todos Santos to La Paz. Thickness is possibly about 500 metres where exposed in the western area that is now being uplifted and subjected to erosion. The sandy clastic basin fill material northeast of Los Planes drilled area has been documented by drilling to be a relatively consistent arkosic sand material loosely consolidated.

Pleistocene listric basin forming faults identified mainly in close spaced drilling of the
Planes deposit area reveal in fault block steps a deepening basin northeastward from the deposit area. These listric faults range from 20 meters of movement up to 100 meters of movement dropping the blocks down on the northeast side along north 40 west trending faults. The movement appears sequential with older faults to the south west that have been planed by pediment erosion on both sides of the faults, with the more northeastern blocks having gravel-sand filling only on the northeast side of the fault. Deposits of the basin filling material are correlated with part of the Salada Formation of Pliocene to Pleistocene age (5.3 ma to present).

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A thin mantling along the top planar alluvial surface of the pediment contains numerous scattered exotic cobbles and occasional boulders of schist and gneiss. The same schist and gneiss rock units are more common in the adjacent ridges and mountains located immediately to the west and these fragments probably were carried by erosion down from that adjacent area.

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LA PAZ 20 Km
LA VENTANA
N
PEZ LOTE BNDY.
LOS ANGELES
SAN JUAN DE LOS PLANES
EJIDO SAN LUIS
PROFR. LUPE RANCH
EJIDO SAN ANTONIO
LOS PLANES RESOURCE
PEZ LOTE BNDY.
LAS COLINAS RESOURCE
TRIUNFO NORTE TARGET
EJIDO EL TRIUNFO
EL TRIUNFO
SAN ANTONIO
PEZ LOTE BNDY.
PEZ LOTE BNDY.
EJIDO EL ROSARIO
PEZ LOTE BNDY.
PEZ LOTE BNDY.
PAREDONES AMARILLOS MINE
VISTA GOLD 1.2 M OZS
EXPLANATION
Quaternary Alluvium
KsGr Cretaceous Granite / Gnd
KQd KQd Cretaceous
JKGa Jurassic-Cretaceous Gabbro, Diorite
JGN/JE Jurassic Gneiss / Schist
0 2500 5000 7500
PEDIMENT GOLD CORP

Figure 7.1

Map showing regional geology (Servicio Geologico Mexicano, 1995), Mining concession and local ejido boundaries

November 2009

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8. Structural Setting

The structural setting of the district is characterized by three sets of important faults as described in the following review. Metamorphic structural data has not been studied in sufficient detail to be included.

Thrust Faulting

Large scale low angle thrust type faulting has occurred in a large zone containing the cataclasite, mylonite and stockwork zones with mineralization, of both gold and the gold silver base metal type mineralization. The age of this type of fault is concluded to be slightly older than the gold mineralization episode of about 90 million years, therefore
Cretaceous. The intrusives related to mineralization are radiometric age dated at about 91 to
92 million years age, and mineralization at 90 to 80 million years. If the district is in a fold thrust belt associated with co-eval intrusives and mineralization related to those intrusives, there exists a very short time frame for emplacement of intrusives, thrust fault, and gold mineralization. Both the gold mineralization of the San Antonio trend and the gold silver mineralization of the Triunfo trend were probably deposited at about the same time with mineralization being related to the local intrusives exposed near the mineralized zones. In addition to the thrust fault movement, a later episode of intrusive uplift appears to have provided a gravity relaxation allowing movement of hanging wall blocks down-dip toward the synform trough of the thrust fault plane.

Drilling at Planes deposit area shows this broad shear zone often has a change from coarse grained biotite-hornblende quartz diorite in the hangingwall to a fine to medium grained biotite granodiorite or granite in the footwall. In the Colinas deposit, diorite and gabbro are found irregularly in both the hangingwall and footwall parts of the mega-shear zone with occasional granite dikes nearer to the La Colpa mine. The strike length of the shear zone through both Planes and Colinas is about 3 km, with mapping by Echo Bay indicating extension of various fault strands continuing for more than 10 km. to the south. In two areas to the southeast near the La Colpa mine, altered granite porphyry stocks are found in outcrop east of the mine and southeast of the Colinas deposit area. These stocks may be related to the footwall intrusive granodiorite-granite logged when drilling below the Planes deposit.

Drilling results summarized from Planes and Colinas reveals the shear zone has a possible thickness of over 300 metres and is hosted in mid-level intrusive rocks. Following the structure shows it continues for more than 30 km to the south with similar character and localization of other mineralization. The shears generally have a continuing similar trend however a different strike and dip are present at Paredones Amarillos, in the Uvares mineral deposit area, and in the Triunfo mineralized zone. The extensive length and thickness suggests that the shear zone is a large scale thrust fault related structure which both Gibson (1996) reviewing the Paredones structure, and Wisser (1954) in reviewing the
Triunfo structure previously suggested were part of a large scale thrust fault.

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Trends of the large scale thrust faulting is generally north south with about a 25 to 45 degree westerly dip in the San Antonio area through Las Colinas and Los Planes. West of this thrust fault zone is the Triunfo fault zone of similar width and length trending north 30 east and dipping 15 to 40 degrees east. The two zones are projected to meet or connect near the valley bottom location of San Antonio.

The Los Planes and Las Colinas gold deposits are contained in this large mega shear structure that is concluded to be a Mesozoic age thrust fault dipping about 45 degrees westerly. This mega-shear appears to be regional in extent, with strands and splays that may have provided more favorable sites for mineralization in various areas. The Planes deposit is seen to be hosted in a much thicker mineralized zone similar to that seen at the Paredones deposit which may thickened due to coalescing of shears and undulations in the regional shear trend. Probably this thrust fault related shear zone extends from the Los Planes zone south beyond San Antonio with possible continuation westward in the El Triunfo shear zone which may be visualized as a sinuous regional thrust plane modified by later faulting and uplift episodes.

North-South Vertical Colinas Fault

A high angle inverse fault is inferred to exist from drilling into the footwall beneath the Los
Planes and Las Colinas deposit area which the author concludes is possibly a mineralized connection associated with emplacement of granite sills, dikes, or stocks into the thrust fault zone. This inferred structure is responsible for an observed bend or change in dip of the mineralized thrust fault zone on the western side of the mineral deposit and may be a feeder structure for mineralization. Mineralization is noted to have better grade immediately adjacent to and up-dip from this structure on its eastern side. The fault trend is nearly north south with 80-85 degree easterly dip. I conclude this fault is an intrusive margin fault in which the uplift is not great (15-40 metres) and is reflects the thickness of an underlying adjacent intrusive. The causative intrusive is concluded to be the biotite granodiorite-granite intrusive also found in the footwall of the zone of mineralization by drilling. This concept suggests that the intrusive is present only east of that structure and by association the potential for additional mineralization is in the area to the east near those dikes, sills, and stocks.

Strike Slip Fault
A north south trending strike slip fault is seen in several outcrops passing through the town of San Antonio and beyond north of town. This fault is also observable in Google Earth satellite photos marking the west side of the Los Planes basin continuing north to pass several kilometers west of El Sargento. Horizontal striations seen near the town of San
Antonio suggest dominantly horizontal movement. Little in the way of markers is available for identifying amount of movement on the fault. The presence however of a silver lead zinc zone trending northeasterly in the Mycoba and Isias Veins located south east of San
Antonio may match the northeast end of the Triunfo trend further north. If this does represent offset by the strike slip fault, the movement is about six kilometers of right lateral character with a coincident resulting alignment of the Testera Mine trend with the north south zone to the San Antonio zone thereby adding substance to the offset possibility. Right

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lateral offset is the major regional sense of movement for most of the Baja Peninsula for about the last 10 million years.

Pleistocene Listric Basin Forming Faults

Drilling has also revealed that a small northwest trending young graben basin, probably of
Pleistocene age, is developed by series of multiple listric faults that drop the northeastern part of the Planes deposit in domino like fault segments sequentially more than 200 metres deeper to the northeast. Geophysical work consisting of both limited gravity and IP lines has been completed to determine the local extent of deeper parts of this basin. Sediment filling associated with the pediment development of the area consists of mainly sandy gravel produced by weathering breakdown of the local granodiorite and quartz diorite igneous rocks is probably time equivalent to the Salada Fm. of the area. Faulting in this basin margin is possibly still structurally active with more recent movement indicated by aerial photography obtained through Google Earth (Structural Analysis by Coyan,
Reynolds, and Bush, 2008). In several geological reports of the region the formal name for this Pleistocene basin filling is the Salada Formation and is used for the basin filling unit here. (Aranda-Gomez and Perez-Venzor, 1989)

Basins formed by the listric faulting produced the Los Planes valley containing important aquifers for water storage. Recharge water is provided by annual rainfall, much of which is due to short duration heavy rainfall periods of during tropical storms and hurricanes. Water is being exploited from the ground water basin by irrigation wells for agricultural production of various crops in the Los Planes area. Crops include vegetables, forage, decorative trees and shrubs that are sold in the region of southern BCS. Water usage is controlled by the government agency, CONAGUA, for allocation and management of water rights. The basin is subscribed for about 12 million cubic meters of water per year
(personal communication by Jorge Diaz, 2009).

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9.	Deposit Types and Other Mineralized Areas

9.1. Los Planes and Las Colinas

The current model for the gold mineralization at Los Planes and Las Colinas is similar to that described at the nearby Paredones Amarillos deposit, 55.6 MMT grading 1.05 g/t Au
(Snowden, 2003), and other similar gold deposits, including the Mesquite Mine in
California (194 MMT grading 0.62 g/t, 2006) and La Herradura, 49.4 MMT, grading
1.06 g/t Au in Sonora, México (Penoles 1998). The latter two are classified as being hosted in the Sonoran Megashear gold trend. The general description is included in the name,
Shear Zone Gold deposits, as used by Gibson et.al. (1996) and Brown et.al. (1998) or also known as intrusion related gold deposits. These shear zones are generally within crystalline metamorphic or igneous rocks of moderate to low grade metamorphism. Peraluminous intrusives related to anatectic metamorphic processes are usually an important part of the geologic history of these deposits.

Wallis (2004) described the deposit setting below:
The mineralization is associated with both shallow dipping shear zones and high-angle structures that are the probable conduits of mineralization originating from the peraluminous granodiorites which have intruded the basement metamorphic rocks. These mineralizing conduits have deposited precious metal mineralization in shallow dipping shear zones that are occupied by cataclasite and mylonite. Alteration is dominated by sericite with lesser amounts of quartz, sulphides and potassium feldspar.

9.2. Paredones Amarillos

The 2009 Feasibility Study Update Technical Report by SRK Consulting (Kidd, et al) for
Vista Gold, summarized updated data for the Paredones Amarillos gold deposit, lists recent resource and reserve data from new calculations and economic assessments.
The published reserves and resources from that report are:

Proven and Prob. Reserves M and I Resources: Inferred Resource:

37,948,000 tonnes @ 1.08gAu/t 1.3 million ounces Au 70,606,000 tonnes @ 0.93gAu/t 2.1 million ounces Au 7,694,000 tonnes @ 0.64gAu/t 0.16 million ounces Au

Prior reporting in the Technical Report (2007) by Mine Development Associates (MDA)
described the mineralization control for the deposit. “The main ore host is a 10 to 80 metre thick, north-east to east-west striking, 15 degrees to 45 degrees, southeast-dipping

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cataclasite and mylonite unit. Main stage gold mineralization is associated with the cataclasis and mylonitization event. The cataclasite is a dense, competent rock composed of approximately 50% crushed quartz and feldspar fragments in a matrix of sericite and minor chlorite and fine-grained quartz.

In the field, the term cataclasite is used for any tectonized, brecciated, pervasively sericite altered rock, in which primary intrusive textures are obscured. Though this is technically an alteration description, through usage on the project it has been adopted as the cataclasite description. The hanging wall contact with the cataclasite is generally sharp, but the footwall contact may be gradational over several tens of metres with strongly fractured and sericitized granodiorite grading to fresh granodiorite.

Gold grade at Paredones Amarillos generally varies directly with the abundance of sulphides. The important sulphides are pyrite, arsenopyrite, pyrrhotite, and minor marcasite and chalcopyrite. However, not all high-sulphide rock carries high gold values.” Neither are all cataclasite nor mylonite zones mineralized in the area of the deposit. The more recent technical report describes the importance of high angle feeding structures that are noted in parts of the area near the deposit.

9.3. Triunfo Area Mineralization

The mineralization in the Triunfo area is geochemically different from the San Antonio gold mineralization trend. The structure related vein zones have a regional trend that is different with near North 30 degrees East having inclinations of 30 to 40 degrees east dipping toward San Antonio. The shear zones are reported as veins which is where prior mining occurred in more strongly replaced parts of the shear zones. Vein grades are reported to average about 3 to 8 grams gold per tonne, and about 200 to 600 grams silver per tonne, with associated lead and zinc. Vein widths are reported to be 0.6 to 5 meters and the veins persist to down dip depths of more than 300 meters in old workings.

A historic resource estimate produced by CRM reports an inferred resource in the mine areas of the following:

Humboldt-Espinocena	54,613 tonnes 3.0 g Au/t per tonne and 273 g Ag/t per tonne
Hormiguero-Soledad	721,934	tonnes	3.3 g Au/t per tonne and 436 g Ag/t per tonne
Waste dumps Triunfo	547,000	tonnes	0.86 g Au/t per tonne and 126 g Ag /t per tonne.

The old underground mine workings follow about 7 km of strike length of the vein trends with high grade material used for production. The low grade left behind in the dumps was below the production grade.

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The estimates of resources have not been verified by a QP as required to validate a resource by NI 43-101 standards. The resources are considered historical and that they are not compliant with NI 43-101 reporting requirements and are reported here for information purposes only.

9.4. Valle Perdido Mineralization

The mineralization located more southwesterly is the Valle Perdido concession near the pueblo of Valle Perdido. CRM listed in reports that the concession contained the Lomboyal
Mine and several others not investigated. Consejo Recursos Minerales (CRM, now SGM)
reported from underground sampling that there was a calculated historic resource assumed by the author to be inferred class resource for the Lomboyal mine in the concession as follows:

Inferred Resource 178,071 tonnes with 2.8 grams Au per tonne, and 20 grams Ag per tonne in a vein zone setting. The vein ranges from 0.5 m to 3.5 m wide, has near north south trends and dips about 50 degrees east.

Two kilometres further north of Valle Perdido, the Sin Rival mine has mineralization similar in character to Triunfo, and it is located between Valle Perdido and Rosario. Sin
Rival mineralization has somewhat lower silver to gold ratios as reported (Jose Geffroy
Pozo, 1964) at about 4 grams gold per tonne, 80 grams silver per tonne, 2 percent lead, and
1.5 percent zinc in four levels of the mine. The mine was operated on three levels in 1950,s sending ore to the now defunct Tule Mill site for concentration by flotation and sink-float.

The estimates of resources and reported assays have not been verified by a QP as required to validate a resource by NI 43-101 standards. The resources are considered historical and that they are not compliant with NI 43-101 reporting requirements and are reported here for information purposes only.

Beginning in 2008 the Tepmin mill, located about 10 km. south of San Antonio, was purchased by an independent investor and was refurbished starting operation in early 2009.
Local residents reported the operator was contracting to mill local dump material to produce various gold-silver concentrates. The mill was originally established around 1996 with a 50 to 100 ton per day capacity to mill underground production from the Testera
Mine. The current capacity is unknown, but not likely to be significantly different from those prior operating capabilities.

9.5. Cañada Del Agua Mineralization

The Cañada Del Agua is located in the Triunfo Este Fracc. I concession covering 1500 meters of the strike length of the mineralized zone about 3 km south of San Antonio. Echo
Bay cut three trenches and drilled six drill holes in 1995-96. The exact position of the drill

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holes and trenches has not been verified. Results obtained by Echo Bay suggest a reasonable chance to build a resource in the Cañada Del Agua area with further exploration.

The best trench results were reported CATR-3 with 12 m of 5.177 grams per tonne with an additional 10 metres of 0.789 grams per tonne. The best drill hole results obtained show 6
m of 1.84 grams Au per tonne in (RC at 60 degrees) SA-95-23 and 22 m of 2.006 g Au in
SA-95-35c (core drill hole at 60 degrees). These angled drill intervals are near true widths.
In addition to the drilling and trenching EBX reports that three IP lines were completed over the Cañada Del Agua zone. Soil sampling was also done over part of the concession suggesting with the trench findings that two parallel zones are present in the area.

9.6. Aurora Area Mineralization

The Aurora area is located about 2 km directly south of Las Colinas mineral deposit in the same shear zone. No drilling has been performed in the Aurora area. The Aurora zone extends from an area of old workings south nearly two kilometers to a gambusino worked area called La Cruz. This zone has a roughly north-south strike with a westerly dip of about
40 degrees. Old documents report workings to about 40 metres depth to access oxidized mineralization for production. No quantitative estimate of production was made, however numerous workings exist on the ridge that contains the Aurora zone that indicate several thousand tons of production.

An old report circa 1910 by John A Avirette described part of the Aurora mine with 5 assays reported having about 13.5 g Au per tonne and more than 200 g Ag per tonne. Water was reported at variable depth ranging from 20 to 130 meters in the area.

The estimates of resources and reported assays in this and the prior section have not been verified by a QP as required to validate a resource or data by NI 43-101 standards. The resources and data are considered historical and that they are not compliant with NI 43-
101 reporting requirements and are reported here for information purposes only.

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10.	Mineralization

10.1. Los Planes and Las Colinas

Mineralization at Las Colinas and Los Planes is very similar, with the exception of the dimensions of the mineralized bodies and level of oxidation. The main mineralized body is confined to a cataclasite to mylonite unit that varies in width from 25 to 35 metres at Las
Colinas. At Los Planes, there are several sub-parallel cataclasite to mylonite zones that together form a broad zone that is up to 100 metres in width. The cataclasite unit has a roughly north-south strike and dips about 45 degrees to the west in both Las Colinas and
Los Planes. Coyan et al. (2007) interpreted that cataclasite was a good host for mineralization because of its highly fractured nature, but mineralization is not restricted to the cataclasite. Instead mineralization and alteration occur in many rock types, as long as brittle fractures are present including stockwork. Typically, the cataclasite contains a zone where sulphides increase with abundance to as high as 20%. Pyrite appears as the most common sulfide throughout the system; however the main zone of mineralization is seen with an increase of arsenopyrite and pyrite in addition to minor pyrrhotite and chalcopyrite.
Sulphides are present in brittle structures including cracks, faults, joints and micro-
fractures. Pyrite lines the walls of many fractures and joints as observed from core and outcrop. The alteration ranges from chlorite dominant around the cataclasite changing to sericite-dominant within the cataclasite or mylonite units. Chemically, the system has low silver relative to gold, having Ag/Au ratio of around 0.4 and seldom above 1:1. Gold is also accompanied by anomalous As, Bi and weakly anomalous copper.

Some mineralized zones are believed to have been controlled or were fed by hydrothermal fluids along sub-vertical structures or conduits occurring as north-south trending structures.
These structures will require additional detailed drilling to confirm their presence.

Colinas drill logs of the 18 drill holes in the deposit by EBX have no specific quantification of the oxide zone; except a numeric indicator of the “type of oxidation”. Pediment core drilling has allowed a more refined characterization of the depth of oxidation in the Colinas deposit. Most of the drill holes were testing nearer surface mineralization.

Surface oxidation of the sulphide bearing deposits has progressed to about 100 metres depth below the present surface in the Planes deposit and about 25-35 metres in the Colinas deposit. Echo Bay reports and recent technical reports by Vista Gold describing the geology of the Paredones deposit state that deposit has only about 5-10 metres of oxidation.

The explanation for the depth of oxidation being greater at Planes is due to several causes that are interrelated. The covering of the Planes deposit by pediment cover effectively removed it from active erosion. Much of the oxidized material of the mineral deposit is very soft due to the leaching of sulphides and mineralized areas probably would have eroded easily and rapidly if exposed. The second factor promoting deeper oxidation is the

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open fracture breakage of the deposit caused by the young listric faulting episode associated with the graben basin formation led to deeper penetration by oxygen bearing surface water. These listric faults opened the rock increasing permeability and subsequent access by more oxygen carried by sub-surface waters with deeper water table flow. These opening routes produced more rapid oxidation carrying out sulfur and possibly arsenic in deeper penetrating groundwater.

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Schematic block model of Los Planes gold mineral deposit

Looking North: Las Colinas / Los planes

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N
Brittle Shear
(Mylonite / Breccia)
San Antonio
Shear zone
High angle
Mineralized fault
Pediment
Coarse Grained Hornblende
Biotite Quartz Diorite
Batholith- stock
Peraluminous
Boitite granodiorite
Up to 100m.@1.3 g/t Au
Stockwork Sulfide

PEDIMENT GOLD CORP.

Figure 10.1

Schematic block model of LOS PLANES gold Mineral deposit.

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PEDIMENT GOLD CORP.

11.	Exploration by Pitalla 2005 2009

11.1. General

Exploration work in the area started in 2005 with independent reviews completed by the author in conjunction with a structural and chemical focus of a three day on site interpretation by Stan Keith of Magmachem Exploration. Keith’s conclusions are quoted from the Magmachem web site as follows:

Sonora-Baja California Mexico Peraluminous Gold Reconnaissance – Minera Pitalla,
February 2004 to Present

  Analysis of existing MagmaChem and Minera Pitalla data followed by a field reconnaissance has led to the conclusion of the presence of a major cluster of peraluminous pluton related gold deposits associated with trench directed thrusting (westward) in southern Baja between La Paz and Cabo San Lucas and also in Sonora north and west of Caborca.
  The Baja California cluster has a probable Mesquite or Muruntau type peraluminous gold (arsenic-thorium) porphyry affinity. Grade-tonne data for analog deposits indicates an excellent potential for giant size open-pittable gold deposits.
  Minera Pitalla has acquired ground and is continuing follow-up on existing targets within their expanded land position(s).

In early 2006 independent consulting geologist Stephens (2006) was contracted for three weeks work to sample trenches and conduct localized soil sampling of areas of Las Colinas from which investigation a report was produced dated March 15, 2006. This report was later revised with additional data dated March 15, 2007, by Melvin Herdrick, then Manager of Exploration of Pediment (Stephens and Herdrick). The revised report summarized the
Colinas gold mineralized area just prior to the start of drilling in 2007. Stephens, in that program, supervised limited soil and rock geochemical sampling in the Emily, and Cirio concessions and re-sampled four of the Echo Bay Exploration (“EBX”) trenches. Following that investigation an IP survey was undertaken by the geophysical contractor J. Reynolds of
Durango Geophysical Operations (DGO). Drilling was initiated in early 2007 and was done concurrent with the continuing IP survey.

Subsequent site investigation by the author and other geologists have defined additional mineralized areas in the Triunfo concessions of the ZRMN held by the CRM (Consejo
Recursos Minerales) a branch in the Dept. of Commerce of the Mexican Federal
Government. This concession group with 6725 has. was announced as available for competitive bidding in June 2008 and was subsequently acquired by Pitalla in winning the bid process.

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11.2. Geochemistry in Soil Samples

A large area soil sample program was undertaken in late 2007. The data is provided as a map, showing point gold content in ppb in soils, grouped in ranges from 0-25 to >100 ppb
Au. (Pitalla August 14, 2007). The soil samples were collected mainly in 2007. A total of about 3600 samples were collected in a grid based on GPS line points every 50 m E-W across the trend of the mineralized zones, on lines 200 m apart N-S.; sample depth was about 20 cm in the soil B zone of the pediment cover. Soil samples were sent to Jacobs
Assay Laboratory in Tucson AZ for 37 element ICP analysis with gold. The last 800 samples on east TRINI were sent to ALS Chemex in Hermosillo for a similar analysis.

Sampling covered part of the CIRIO (which contains the Los Planes and most of the Las
Colinas deposits) and the EMILY concessions. For orientation purposes the sampling also covered part of the area of adjacent east of EMILY on Triunfo Este and south of CIRIO
(Texcalama), which contains the La Colpa zone explored by EBX. Sampling was also extended to cover the east and south part of the newer TRINI concession.

11.2.1. Description of soil sample results

In general the gold background is 0-25 ppb; high background is 50-75 ppb and anomalies at
>100ppb. Anomalous gold content ranges from 100-300 ppb Au and >300 ppb, is evident at each of the four zones described below and at other locations and at several other points on TRINI. Two known gold anomalous trends are related to the Las Colinas trend continuing northward irregularly, as well as the eastern side of the trend from Mina La
Colpa also trending northward.

Anomalous As, Ag, Pb, Sb, values characteristic of the El Triunfo mineralization, occur in a zone with no outcrop near the east side of the Cirio concession. The Triunfo mineralization geochemical signature is characterized with high arsenic, antimony, lead, zinc, gold and silver. A very large anomalous area of lead, zinc, arsenic, and silver with lesser gold and other elements is seen in alluvial outwash from near the junction of
Fandango arroyo and the main San Antonio arroyo. This is a natural feature and may be explained by erosion of a large amount of mineralized material from the northeast end of the Triunfo trend.

11.3. Geophysical Surveys

The following section is extracted from a 2008 review of the 2006 and 2007 Induced
Polarization (IP) surveys by John Reynolds of Durango Geophysics Inc. (DGO) of
Durango, Colorado. The blocks in italics are extracted from Stephens, 2007.

RIP (Reconnaissance Induced Polarization) surveys were carried out in mid 2006 by DGO field geophysical techs and Pitalla field techs under the on-site supervision of John
Reynolds. Several of the Pitalla field techs had worked with Reynolds during the EBX

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generation of IP surveys, 1994 through 1997. More detailed dipole-dipole and pole-dipole array IP surveys were carried out in 2007.

“A RIP (reconnaissance induced polarization) survey was done in mid-2006 as noted
above to determine if anomalous zones [identified during the late 1990’s by Echo Bay
Mexico (EBX)] continue northward beyond the known areas of mineralization. Results of the RIP survey ([stations are randomly spaced yet cover the aerial extend of the project area]) showed two large polarization anomalous areas which extended off the CIRIO concession north and east. The central RIP anomaly was concluded to probably connect to the Las Colinas deposit area, while the eastern chargeable anomaly was located out east of the concession in the 602,000 east UTM coordinate” (this anomaly remains unexplained.)

The airborne magnetic data is part of the EBX data package acquired during the mid-1990s.
The output from the EBX helicopter DIGHEM combined magnetic, electromagnetic, radiometric and VLF-EM data are available through a data access agreement with EBX’
successor, Kinross Gold. [These airborne data were subsequently reprocessed by Mr. Chris
Ludwig, an independent geophysical consultant in Denver, Colorado and by JohnReynolds.
Two of the data plots delivered by Ludwig, were “Total Field Magnetics” and “Radiometric
- Anomalous Potassium Component”]

“A geophysical IP dipole-dipole [with limited pole-dipole array data] survey conducted by
Durango Geophysics currently totals 16 east west lines, with 100 m dipoles, 3-5 km long lines. Total line distance completed is more than 80 line kilometers. Prior data acquired from the EBX data base is 12 lines with 50 m [and 100] dipoles and about 3 km long IP lines or about 36 line kilometers of lines. There is some overlap of the data, but most of
EBX IP was in the Colinas deposit area.” “These data sets are defining the gold zones continuation north beneath pediment cover, and providing some verification to match soil geochemical which can be tested by drill targeting later”. The 2007 IP program data expands on the EBX’ coverage of the Las Colinas and Los Planes zones and this data extends the area of anomalous response significantly. In the Los Planes area, EBX IP coverage was limited to 50 meter dipoles on lines 200 meters apart. The effective depth of exploration using 50 meter dipoles is probably not greater than 150 meters. The Pediment
Exploration 2007 IP program consisted of 100 meter dipole-dipole and a limited amount of
100 meter pole-dipole data on the northern extension of the Los Planes ore deposit. The effective depth of exploration for 100 meter dipole-dipole data possibly exceeds 300 meters while the depth of exploration for the pole-dipole array may reach a depth 400 meters to
500 meters. See the technical report of Thompson (2008) for illustrations of IP lines and layout.

Pediment Exploration 2007 100 meter dipole-dipole data along approximately the same line location UTM NAD 27 – Line 2639800N) shows very similar data patterns but the anomalous responses obviously have a greater depth extent than is displayed in the earlier
EBX 50 meter data set. The shallowest response seen in the Pediment Exploration data is centered under 5987+00E which corresponds with the EBX zone located at 989+00E. In the Pediment 100m data, the zone is seen at the N=2 level, or about 100+ meters. What is obvious is the greater depth penetration of the 100 m dipoles and there are two separate deeper zones apparent in the Pediment data that were never seen in the EBX data using the

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50 meter dipoles. These additional zones warrant drill testing for additional resource delineation.

The Los Planes zone can be traced in the IP data a distance of 600 meters further north from Line 2639800N, above. An expansion of this IP coverage to investigate the northern extension of Los Planes is warranted, in addition to investigating other possible parallel zones.

11.4. Rock Chip Sampling and Trenching Colinas and Planes Areas

In 2006 Pitalla completed a resampling program of four Echo Bay trenches and widespread rock chip sampling over an area 550 m north-south by 700 m east-west. Much of this information was reported by Thompson, but are here again tabulated below.

“The old trenches were cleaned out, mapped and re-sampled. All trench sampling consisted of chip samples of three meters length along the trench bottom, with the exception of trench
LCOT-19 where three 10-meter samples were taken. Trenches LCOT-5 and 12 are located over the outcrop of Echo Bay's previous inferred resource area. Trench LCOT-22 is located 200 meters further east of the resource surface outcrop. Trench LCOT-19 is located almost one kilometer north of and along trend from the resource area. All trenches are oriented east-west, perpendicular to trend of the host thrust zone.” The re-sampling confirmed the gold content of the EBX trenches, as shown below:

Table 11.1
Results of East West Trench Sampling (source Stephens and Pediment website)

Trench Number	Width	Grades

LCOT-5	60 meters	60 meters @1.06 g/t gold,
Includes 18 m @ 2.28 g/t gold and,

LCOT-12	60 meters	60 meters @ 0.48 g/t gold,
Includes 9 m @ 1.67 g/t gold and,

LCOT-19	30 meters	30 meters @ 0.42 g/t gold,
Includes 10 m @ 0.706 g/t gold

99.6 m @ 2.3 g/t (uncut) or
LCOT-22	99.6 meters	99.6 m @ 0.5 g/t (cut to 10 g/t),
Includes 9 m @ 1.3 g/t gold, and
3 m @ 69.8 g/t gold (uncut)

Two additional trenches of about 40 meters length each were dug and bulk sampled in
2008. The purpose of the two new trenches was to find gold mineralization of about one gram gold grade for leach testing. The grade of the sampled parts of the trenches averaged about 0.4 grams Au per ton. The material was rejected for testing due to the low grade.

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Figure 11.1 Photograph of the rock in the side of the trench consisting of coarse grained quartz diorite with goethite limonite coating of fractures.

11.5. Exploration of Los Planes Deposit Area

The area is mostly covered by the thin pediment type covering and part with the deeper basin fill sediments. There is no evidence of prior exploration in the Planes area other than the pits hand dug by EBX program work. The anomalous IP zones tend to occur further west in the down dip portions of the mineralized zones.

See section for discussion of exploration completed in the Planes area. Drilling has established a reportable resource that is discussed in this report. An intermediate zone connecting the Colinas and Planes zone has show from recent drilling to have possibilities of extending the resource into this area. Further drilling is required to assess this possibility where the area is nearly completely covered by a thin mantle of gravel and soil.

11.6. Exploration in Las Colinas Deposit Area

The area around Las Colinas is low rolling hills (colinas) that trend southerly into higher and steeper hills or mountains to the south. Immediately north is the gravel-covered Los
Planes deposit area. The less explored Intermediate zone is under cover between them.

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Outcrops are common in the Colinas area allowing hand cut trenches to be used for sampling as reported above. Hand dug trenches that may reach up to a meter in depth and one half meter width. EBX personnel hand dug continuous trenches of from 20 to over 100 meters length in about 24 locations. Three ancient hand dug pits in mineralized rock were also observed. Sampling in one pit revealed 2 g/t of gold in a shear in the hanging-wall zone.

East-west oriented Induced Polarization geophysical lines with 200 meter separation have been completed over the Colinas deposit area. The discovery of the mineralized zone is attributed to the IP determined anomaly that led to drill holes in the zone west of the already investigated La Colpa zone. IP was also done by CRM in 1983 in the form of a 100 meter grid over at least part of the mineralized zone and La Colpa northward. Anomalies were noted at that time and correspond to the Las Colinas zone (Hernandez, M.F.).

11.7. Exploration of Fandango and Virgen zones

The Fandango and Virgen zones are located west of the Planes and Colinas zones in a parallel trend. Induced Polarization geophysical lines revealed a broad anomaly similar to the anomalies of the Planes and Colinas zones. Five diamond drill core holes were completed to examine the area of the anomalous geophysical responses.

The Fandango zone is also marked by anomalous arsenic in soil and to a lesser degree silver and copper. The Virgen zone, located further north is a low level gold anomaly.
Peraluminous granodiorite to granite as a batholith occurs on the west side in contact with older quartz diorite in a relatively flat contact zone dipping easterly. Although the outcrop is limited, carbonate alteration and oxidation with goethitic limonite is observed indicating oxidized low sulphide content.

11.8. Exploration of the La Colpa zone

This historic Colpa zone lies about 200 m east of the Las Colinas zone and is not included in the Colinas resource base. Exploration has been focused in the La Colpa zone by both
EBX and Pitalla. Geologic mapping and sampling, drilling, and geophysical surveys have been completed in the area north of Colpa. This area is relatively flat pediment surface over a broad area that continues as a low flat plain surface for many km to the north. Outcrop is rare to non-existant in most of the area. Winke core holes were shallow penetrations into the sub-adjacent bedrock from which an number of anomalous values were obtained. In
2008 5 RC holes were also completed in the area.

From February 11 to May 9, 2007, nine BTW thin-wall (4.7cm) Hydro-Winke holes were drilled by Diamond Drilling Specialists. One was drilled at Los Planes (Section 11.3 below)
and nine were drilled at the La Colpa Zone, located 200 m east of the Las Colinas zone. Six of these were short (~ 50 meter) vertical holes to test the northeast extension of the La
Colpa Zone that had been outlined by EBX.

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“Though encouraging gold intersections were encountered, notably 7.32m of 1.68g/t Au in hole LCW-05, and 7.3m of 0.5g/t Au in hole LCW-08, the holes were too shallow to adequately test the zone.” (Pediment press release May 22, 2007)

Three other Winkie drill holes were collared east of the old Echo Bay trenches expecting to intersect flat lying mineral zones. Two of these, holes LCW-06B and LCW-21, confirmed gold mineralization near surface. It is now concluded that the mineral zones have a fairly consistent westerly dip within a broad zone of shear that is modified by the northwest trending listric faults. This interpretation infers multiple mineralized zones within the
“megashear”, suggesting that many other horizons of the shear zone remain to be tested with drilling on the easterly side of the shear zone.

Many of the trenches were opened and cleaned in 2006 - 2008 but vegetation has since overgrown them again. Cement monuments of many of the 1994 - 1997 era RC holes remain in place, as well as the 2007 Winke holes with flat cement squares around the collar
(see the following photograph).

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12. Drilling By Pitalla

Drilling has been completed in five sub areas of the Las Colinas – Las Planes mineralized areas. The largest and main area of drilling is the Los Planes mineral deposit area. The second largest is the Las Colinas mineral deposit area. Additional areas include the
Intermediate zone, which is the area between Las Colinas and Las Planes and the nearby
Colpa area located east and adjacent to Las Colinas. The Fandango and La Virgin zones are located about 1.5 km west of the Colinas Planes zone and have a parallel trend based on geophysical anomalies. Below is an up to date chart of drilling by locality and year completed. No drilling has been completed in 2009 at the project.

All drill holes were marked with permanent flat cement monuments with identification scribed into the wet cement after completion during the drill pad cleanup. All drill holes were GPS located in NAD 27 grid datum. Down-hole surveys were carried out for dip and deviation from the collar using a Reflex Easy Shot system by the contactor Layne de
Mexico.

Figure 12.1 Typical drill site with drill hole collar marker over the drill hole.

All drill hole collars were GPS surveyed by Mario Alberto Moyron, a contracted professional surveyor, working from La Paz, in February 2007. They were also able to accurately tie the old EBX drill hole locations to the INEGI National Survey monuments near Los Planes, although EBX had in their program continued to use a local established

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grid in their exploration and mine development program. All Pitalla data for the map base is NAD 27 UTM grid and the drill holes were surveyed by GPS Trimble.

12.1. Logging of Diamond Drill Core and RC Chips

Pitalla geologists independently logged all Planes drill core holes, recording the data on paper and later transferring it to Microsoft Excel spreadsheet files. Geotechnical logs were completed in sequence prior to the geological logging. These logs include digital photo records, estimations of core recovery (REC), rock quality designations (RQD), fracture types, fracture counts and frequencies, dips of structures, measurements of rock strength and weathering alteration indices.

Samples of RC drill chips are collected at the drill site, and field described at the drill site.
A binocular microscope is used for higher magnification of the relatively small chips to allow identification of rock types and minerals in the chip sample. The RC sample intervals are 5 feet or 1.52 metres throughout the deposit drilling program. Core holes tended to have
6 foot long sample intervals with some variation to 3 foot long sample intervals depending on rock type changes and structural changes. The logging geologist made the decisions regarding sample length when doing RQD logs.

12.1.1. Drill Machines Used

From February 11 to May 9, 2007, nine BTW thin-wall (4.7cm) Hydro-Winke holes were drilled by Diamond Drilling Specialists. The Hydro-Winke drill machine is a man-carryable light weight core Winke drill that was modified to replace its drill top-mounted gasoline engine drive with a remote power source also a gasoline motor turning a hydraulic drive connected to a driven hydraulic top mounted motor. The advantage with this setup is more power, less noise and weight in the drill frame. The lifting tension and downward pressure are provided by human muscle through a chain drive with gear multiplication for this very portable lightweight core drill. The drill is firmly connected to the ground with a cemented cable tie down.

The main drill machine of the first phase of drilling, a JKS 300 using a thin wall NTW core tubing with the possibility to reduce to BTW, was used for these core holes in this first phase of drilling. From February 24 to March 30, 2007, a total of 5 NTW core drill holes
(LCDD 9, 11, 12, 13, and 22) totaling 823 m, were drilled using the JKS 300 skid based drill machine operated by Diamond Drilling Specialists, of New Mexico. The holes were inclined to the east at about 45 degrees to confirm some of the 1996/1997 EBX RC holes.

The RC drill rig used was a large truck-mounted 685 Schramm Drill, brought from
Edmonton to Hermosillo. The drill rig, although heavy, could move about easily through the desert scrub terrain on tractor prepared roads made by a local contractor. Pre-numbered drill sites were laid out by Brunton compass and chain, working off the nearby surveyed grid.

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The core drill rig was also supplied by Layne and was a modern hydraulic based Atlas
Copco CS 1500 skid based setup capable of drilling PQ, HQ, and smaller core sizes. All drilling was done with standard HQ diameter core. This core machine was able to make 10 foot long runs before stopping to wire line the core tube. The drill machine was moved between sites with rubber tired converted timber harvesting skidder tractor type machines.

A large hammer driven drilling machine with air circulation recovery of coarse sample material, a Becker Hammer AP 1000, was used for cutting through less consolidated material was used in the Planes pediment covered area of the project. This drilling machine was used intermittently for driving thick casing as deep as 150 meters in sandy semi-
consolidated sediments of the basin filling. This allowed deeper drilling through difficult sandy material that would normally collapse a drill hole without the casing, and it allowed recovery of the casing when the drill hole was completed. About 25 drill holes were pre-
collared with this machine that would move off the drill hole for the Schramm RC machine to complete drilling RC in rock, and then the Becker Hammer machine would return to reclaim the casing set. The advantage of this machine was its ability to quickly set casing to
150 metres and quickly recover the casing, thus eliminating high costs of broken casing fees.

12.2. Los Planes RC Holes

From June 27 to December 13, 2007 a total of 75 Reverse Circulation, 5.5 inch diameter
(“RC”) holes, totaling 14,981 m, were drilled at Las Planes. From January 1, 2008 through
July 1, 2008 an additional 93 RC drill holes were completed with the same drill machine, completing 16,020 m in 2008, contributing to Pitalla’s 31,000 meter RC program. Average drill hole length was about 170 meters.

The drilling program was supervised by Pedro Teran, B.Sc., (Qualified Person on site), an experienced exploration and mining geologist from Hermosillo, who was the Project
Manager of the San Antonio project. Visual and binocular chip logging was done by
Francisco Mugica, B.Sc., a senior geologist who had logged core/chips for Echo Bay at
Paredones Amarillos in 1996 and 19977 and also by a Pitalla geologist, Armando
Contreras, B.Sc. working under his direction. The database and QA/QC procedures were compiled by Isaac Antuna M.Sc., a Pitalla geosciences engineer, and rechecked by Xochitl
Valenzuela, a consulting geotechnical database manager. The author and Alberto Orozco
M.Sc., Pitalla’s Mexican administrator and geologist, did frequent onsite reviews with daily communication to monitor the project when not onsite.

The hole layout is shown in the drill plan map for both Planes and Colinas (Figure 12.2) . It is an orthogonal grid oriented north - south, with holes drilled on east - west cross-sections.
The drill hole grid was originally laid out with 50 meter spaced locations on each line. The later part of the program includes drill definition on 25 meter spacing in the central part of the Planes zone in order to have sufficient data for more detailed definition of the mineralization and its continuity across faults.

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The mineralized zone strikes generally north-south and dips about -45 degrees west as determined by drilling through covering sand and gravel. The horizontal width of the mineralized zone is now seen to be on surface up to 250 meters in areas east-west benefiting where listric faulting has doubled the width due to repetition. Vertical RC holes have cut vertical mineralized intercepts of over 150 meters.

12.3. Los Planes Core Holes

The first phase of drilling by Pitalla, in May 2007, prior to the larger main RC program, saw the completion of three 50 East dipping core holes, LCDD – 18, 19, 20 (398.2 m) by
Diamond Drilling Consultants, of New Mexico. The drilling in this area later called Los
Planes targeted possible gold mineralization in a zone about a kilometer north of the Las
Colinas zone.

Holes 19 and 20 recovered core with the entire length showing complete supergene oxidation with limonite, but ended short of target depth, due to ground conditions and equipment problems. Drill hole 18 cut many limonitic oxide sections with a 40.22 m core length (119.2 -159.4), grading 2.22g/t Au. This intercept was later corroborated by Hole
PLRC 62 which cut 57 m (123.4 -180.4) @ 3.65 g/t (including six samples >10g/t). One short Winke core drill hole, LCW 24, was also drilled 50 m SE of LCDD-19 at 70 E near an outcrop which was later trenched. The Winke hole intersected 17.68 meters of fractured, mineralized stockwork grading 0.55g/t Au in what was later determined to be an upper hangingwall zone of mineralization. These are the discovery drill holes of the Planes body that led to contracting a large RC machine for further drilling.

Core drilling started again in December of 2007 with 673 meters in five holes completed, immediately followed in 2008 by an additional 1971 meters of core drilling over 11 holes.
Some of these drill holes were located to twin prior holes and were sited within 2 meters of prior RC holes to check recoveries and assays.

12.4. Fandango and Virgin Zone Core Drill Holes

Drilling in early 2008 in the Fandango and Virgin areas (mineralized zones that were initially detected by I.P. geophysical surveying), revealed zones of up to 20 meters thickness with very fine commutated sulfides along shear planes (FAAD-1 through FAAD-
5). Only two assay intervals in the drill hole in the Virgin zone (FAAD-4) exceeded 0.1 gram with one showing 0.45 grams gold. Intervals other than those two had no significant gold or silver values so this targeted area was considered an unsuccessful exploration effort.
Much of the pyrite was localized in rock strongly phyllitic in character with sericitic alteration. Total drilling completed in Fandango was four drill holes totaling 1258.8 meters, and in the Virgin zone one drill hole of 112.3 meters. Oxidation in these areas reached about 30 to 40 meters deep.

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12.5. Las Colinas Core Holes

From February 24 to March 30, 2007, =NTW drilled five core holes (LCDD 9, 11, 12, 13, and 22, totaling 823 meters) inclined to the east to fill in gaps and test continuity of mineralization between some of the 1996 / 1997 EBX RC holes. Pitalla reported in a May
22, 2007 press release that “the drilling of these holes was successful in intercepting the
Colinas ‘Main Zone’ (the Echo Bay historic resource) in holes 9, 11, and 12, returning intersections of 32.93 metres of 1.23g/t gold, 25.1 metres of 1.09g/t gold and 18.3 meters of
1.13g/t gold, respectively.” These lengths are close to the true width with the Colinas zone dipping 50 degrees west. Those holes testing deeper into the eastern side of the resource area cut several new zones at depth, parallel to the historic resource.

In early 2008 seven additional HQ size core holes were completed with a truck mounted modern diamond core drill in the shallower up-dip, near-surface oxidized part of the mineralized zone. Highlight intercepts of this drilling include drill holes 08LCDD-29 with
36.00 metres* of 1.06 grams Au per tonne; 08LCDD-31 with 36 metres* of 0.92 grams Au per tonne, and 08LCDD-26 51.95 metres* of 0.96 grams Au per tonne.

*Not true width. See Appendix II for further detail

12.6. La Colpa Zone Exploration Winke Holes

This historic Colpa zone lies about 200 m east of the Las Colinas zone and is not included in the Colinas resource base.

From February 11 to May 9, 2007, nine BTW thin-wall (4.7cm) Hydro-Winke holes were drilled by Diamond Drilling Specialists. One was drilled at Los Planes (Section 11.3 below)
and nine were drilled at the La Colpa Zone, located 200 m east of the Las Colinas zone.

Six of these were short (~ 50 meter) vertical holes to test the northeast extension of the La
Colpa Zone that had been outlined by EBX.

“Though encouraging gold intersections were encountered, notably 7.32m of 1.68g/t Au in hole LCW-05, and 7.3m of 0.5g/t Au in hole LCW-08, the holes were too shallow to adequately test the zone.” (Pediment press release May 22, 2007)

Three other Winkie drill holes were collared east of the old Echo Bay trenches expecting to intersect flat lying mineral zones. Two of these, holes LCW-06B and LCW-21, confirmed gold mineralization near surface. It is now concluded that the mineral zones have a fairly consistent westerly dip within a broad zone of shear that is modified by the northwest trending listric faults. This interpretation infers multiple mineralized zones within the
“megashear”, suggesting that many other horizons of the shear zone remain to be tested with drilling on the easterly side of the shear zone.

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12.7. Discussion of Drilling Results

The 2007 core holes completed in Las Colinas zone have confirmed the 1995 – 1997 Echo
Bay gold mineralization and added more detail on four section lines, along a strike length of 250 m, within the Colinas deposit area. In 2008, additional drilling added more resource than the DBMW resource calculation due to the added near-surface drill intercepts of mineralization. Originally EBX to make estimates, combined surface trench produced channel samples with drilling samples to calculate resources totals for the mineral deposit model which Pitalla decided may not be reliable. The recent Pitalla drill holes tended to contain higher gold content than the EBX drill holes. All EBX drill holes were RC with a generation older RC drill technology used in the mid-1990’s. The new machines now have higher pressure and volumes of air to clean the drill hole chip out of the system faster. Core has possibly slightly lower recoveries than the new RC machines, but core is probably better than the older generation of RC machines. Summary of this is the core is more close to the true mineralization grade than the older machines of the 90’s but the current machines produce equal or better recoveries than the core recoveries.

Drilling Los Planes has defined a gold resource contained within a shear zone that has brittle fracturing of the shear zone that is essentially a stockwork fracturing with sulfides which are disseminated and in the fracture surfaces.. The host rock is mainly coarse grained quartz diorite with most minerals stable at the time of mineralization. Biotite is partly altered to chlorite with only minor zones having sericite or clay development.

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13.	Sampling Method and Approach

13.1. Drilling Procedure

DMBW (2008) Described Pediment’s Sampling Method and Approach as quoted below. The method for the present update remains the same as for the referenced study.

Pre-numbered drill sites were laid out generally on section lines at 50 m intervals N-S by
Brunton compass and chain, working off the surveyed grid. RC pipe diameter was 5.5 inch and all rods, casing and core barrels are measured in the Imperial system. Sumps were dug at each site. Cuttings were visually and binocular-logged and sampled in 5 foot (1.52 metre)
increments regardless of lithology, alteration, or mineralization. Chip trays were set up for this sample interval. RC drilling was day shift. On completion of each hole the collar was marked by white PVC pipe encased in a cement marker and the hole plugged and cemented with loose rock; the hole number was inscribed in the cement before hardening; the sump was then backfilled and the site dozer-bladed and restored to normal. DMBW were impressed with the efficiency of the drilling operations. In the sample recovery process, a cyclone is set up to initially split the material in half using a vertical and a lateral discharge. When normal samples are collected, material from the vertical discharge (50%) is disposed and the side discharge goes through a second splitter to obtain two samples, each representing 25% of the total discharge. These two samples are collected and sealed with plastic pull ties in pre-
numbered cloth bags (for wet material) or plastic bags (for dry material). One of the bags is later weighed and stored in large rice sacks in the fenced yard at the Pitalla warehouse as a
Duplicate, while the other is weighed and sent to the ALS Chemex preparation laboratory in
Hermosillo. RC pipe diameter is 5.5 inch and all rods, casing and core barrels are measured in the Imperial system. Sumps were dug at each site. DMBW were impressed with the efficiency of the drilling operations and believe that the samples are representative of mineralization on the
San Antonio project.

Further to DMBW’s 2007 report, the Company also conducted drilling at 25-metre spacing, as infill of the 50-metre spacing completed previously. Said infill drilling focused on the main mineralization area in the center of the Los Planes zone.

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14. Sample Preparation, Analyses and Security

Thompson and Laudrum (2008) described Pediment’s sample preparation, analyses and security for the San Antonio project up to December 31st, 2007. All methods remained the same as described in that study and are reproduced below:

14.1. Reverse Circulation Samples

All logging of samples is made in-site by qualified Geologists at the same time that the samples are being collected by the local (San Antonio) trained drill helpers. All samples are taken by Pitalla staff in a pickup truck at the end of the shift to the central logging facility at San Antonio (about 10 minutes drive) where they are stored under lock and key in a gated and fenced compound (finca) with security guards watching the premises 24 hours per day. The core shack and yard in San Antonio village is rented from the family of one of the staff who acts as a daytime security guard. The samples are packaged in rice sacks and trucked to the city of La Paz by bonded carrier and then by truck ferry (8 hours)
to the Mexican mainland in Sinaloa State. The truck then proceeds to Hermosillo, Sonora
(8 hours) and to the ALS Chemex preparation facility. Once prepared, the pulps are forwarded by ALS to the ALS Chemex labs in North Vancouver, Canada where Au content is measured by fire assay with Atomic Absorption finish as well as by aqua regia digestion and ICP analysis to quantify trace elements. When needed, over- range Au analysis (>10 ppm) is made by fire assay and Gravimetric finish.

14.2. Rig Duplicates

In addition, every 30 samples, a rig duplicate sample is obtained from the vertical discharge
(50%), then is split and stored as individual samples in the warehouse; the other 50% is split as normal in two 25% samples, which are packed in individual pre-numbered bags to be sent to the lab as duplicate samples.

14.3. Drill Core samples

All sampling is carried out at 1.52 m (5 feet) intervals. Core barrels are 10 feet long. In a few areas of poor recovery, samples are combined into lengths greater than 1.52 m. The 1.52 m sample intervals are not tied to lithology, alteration or structure. Most of the sulphide core is fairly hard and competent and a diamond saw is used to cut the core in half (lengthwise). Fault zones (clay gouge) and other alteration, or small rubble zones are split with a spoon. Oxide core is normally solid clay and is cut in half (lengthwise) using a butcher knife; solid lumps are split with the hammer splitter. Care is taken to keep the saws as clean as possible. One half of the core is put into individual sample bags while the other remaining half is retained in the core boxes and stored on site in San Antonio. The plasticized cardboard core boxes, standard in Mexico, can store four runs of 1.52 m. Core is washed initially to remove drilling fluids, and then logged and photographed and recovery noted by measuring the net amount received between drillers wooden markers, which are marked in feet and meters.

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15.	Sampling and Data Verification

15.1. Introduction

During the 2008 program, Pediment utilized exactly the same Sampling and QA/QC procedures as with the 2007 drilling stage detailed in technical report by Thompson and Laudrum (2008). In general, the exploration geologists inserted one control sample (i.e. Duplicate, Standard, or Blank) every 10 drilled samples. Thus each mineralized interval, normally >30 m, is backed up by 2 or 3 of these controls. All
Standard and Blank material is obtained from “RockLabs Limited”, and consist of
Sulphide and Oxide pulverized material with different certified Au content values.
Only after ALS Chemex certified drilling geochemistry results, a statistical and graphic analysis is applied to all control samples as described below.

15.2. Duplicates

Duplicate samples are evaluated by the Spearman Rank’s correlation coefficient
(R2), which considers differences in Au-values sorting-ranks and is calculated to assure a good positive-correlation represented by the proximity of R2 to 1. In addition, the correlation coefficient and the Pearson correlation coefficient are also calculated for the original data, to verify the direct correlation level. As shown in the scatter plot, the Spearman rank of 0.956 for 2008 shows excellent correlation, which is confirmed by the high direct correlation coefficients of 0.958 (Fig. III.1).

15.3. Standards

Reference material’s results that Pitalla receives from ALS Chemex are graphically analyzed as part of the QA/QC procedures. Such procedures consider statistical information issued by Rock Labs for each Reference material to establish the accepted Au ranges. The Standards that were used in the 2008 Core and RC drilling program are one oxide-type material with code OxD57 and mean Au value of 0.413 ppm; and two sulphide-type with codes SG14 and SG31, which had mean Au values of 0.989 and 0.996 ppm, respectively. Figures III.2 to III.4, show scatter plots for all
Standards used in the program.

15.4. Blanks

Blank material obtained from RockLabs and the corresponding results that Pitalla receives from ALS Chemex are also graphically analyzed. Pitalla’s QA/QC procedures establish a maximum limit of 0.015 ppm Au content to consider a blank sample analysis within range, anything above that value would trigger a re-analysis

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request to ALS Chemex. All Blank material assays used in the 2008 program returned within the accepted limit, as it can be seen in Figure III.5

15.5. Requested Re] assays

In figures III.2 and III.3 it can be seen the very consistent and within limits behavior of Standards OxD57 and SG14 through all assays, with the exception of one OxD57 sample from Core hole PLDD-37, which returned a higher than expected value.
However, a re-assay was not necessary as the interval in which it occurred belonged to a portion of the hole with no geological interest.

As shown in Figure III.4, SG31 assays presented a lower-than-average tendency in the majority of its results but still within acceptable limits. The only reassay requests were triggered by 4 samples from holes PLRC-78, PLRC-84, and PLRC-
86.

All samples re-assays returned values within limits and ALS Chemex determined that –for PLRC-78 samples, the re-assay presented a slightly better fusion than the original, whereas sample from hole PLRC-84 originally returned low values due to a reported instrumental issue. Finally, problem sample found in hole PLRC-86 reportedly presented a less than optimal fusion related to fluxing was corrected.

15.6. Laboratory Cross Check Samples

Cross-check samples from 8 holes are being prepared and will be sent to Inspectorate to be assayed and their results cross-checked with results given by ALS Chemex.

15.7. Twinned Holes

A total of 5 RC holes were twinned in 2008 by 5 Diamond Drill Core holes, their results are shown in table 15.30.

As with the one twinned hole reported by Thompson and Laudrum (2008), the cored holes had an offset of about 5 m and the intersections were approximately 10 m deeper; however, the zone continuity was confirmed by geology, mineralization, and the Average Au content-Length products (gram meters results).

15.8. Conclusion

The data verification measures observed by the authors meet industry norms and there are no factors that would limit the use of such data.

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16.	Metallurgical Testing

16.1. Echo Bay Metallurgical Testing

Metallurgical test work was carried out on Las Colinas sulfide mineralization by D. R.
Shaw of the Colorado Minerals Research Institute, (CMRI, 1997). Two composite samples of RC drill cuttings, grading 1.07 and 1.6 g/t Au respectively, were found to contain pyrite with minor pyrrhotite, arsenopyrite and other sulphides, along with very fine-grained gold.
In that study gold recovery in bottle leach recoveries of four composites of uncrushed RC drill cuttings varied from 48.2% to 62.6% and it is reported by Pitalla that these entirely sulphide samples with minor oxidation; they were taken from Holes SA 96-91and SA 96-
102, and from depths of 120-160 m. CMRI concluded that “the incomplete gold dissolutions in these tests reflected the relatively coarse particle size of the as-received cuttings materials”. “Sodium cyanide consumptions were reasonable at approximately
1 kg/t, as were lime requirements, which were approximately 3 to 4 kg/t.”

CMRI reported that “fine grinding would be required to achieve high gold recoveries” and that “core samples would be the most reliable material for future work especially in respect of confirming the grinding and liberation requirements”.

The samples responded well to flotation and cyanidation of the reground concentrate indicated 98% to 99% recovery of the gold. Sodium cyanide consumption was higher at 2.7 to 2.8 kg/t of ore because of the presence of copper sulphides and pyrrhotite in the concentrate. Further testing was recommended check methods to reduce the cyanide consumption.

16.2. Bottle Roll Metallurgical tests, SGS Lab

Bottle roll metallurgical tests were conducted by the independent laboratory, SGS
Metallurgical Labs, Durango Mexico (Mirales, 2008). The report was based on nine composites made from 99 samples taken from the Planes RC drill samples with assays know. Selections were made of three grade categories: high, medium, and low grade, and three mineral types: oxide, mixed, and sulfide. Each composite contained eleven samples weighed to equal amounts. All samples were unprocessed RC cuttings, and the testing was done on the RC cuttings without further processing. Size fractions were not measured but ranged from fine dust size particles up to 3/8 inch diameter. The following description from the news release of July 10, 2008 summarizes the results of the testing.

“Pediment Exploration is very pleased to report the results from bottle roll testing of its initial set of nine composite samples of Los Planes gold deposit that tested “high”,
“median” and “low” gold grade material from each of oxide, oxide-sulphide mix, and sulphide material types. The average gold recovery for all nine composites after 96 hours of testing was 78.5% , with a variance from 88.6% for high-grade oxidized material

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to 67.7% for high-grade sulphide material. The company considers these to be excellent initial results. Concurrently with the on-going definition and exploratory drill testing at San
Antonio, a sampling program will be undertaken to optimize potential mining and extraction processes based on gold recovery by cyanide leaching.

16.1 Outline of the measured recoveries of the composites, Summary Results by Metcon Research

Sample #	Material	Gold	%extracted %extracted %extracted %extracted
SAMT -	Type	Grade	after	after	after	after

		g/t	24 hours	48 hours	72 hours	96 hours

001	Oxide	11.80	53.12	75.31	86.79	88.63

002	Oxide	1.59	20.00	32.97	50.04	78.07

003	Oxide	0.92	67.31	73.02	78.58	85.02

004	Mixed	12.30	63.00	70.15	74.53	79.27

005	Mixed	2.48	47.57	55.82	68.41	76.27

006	Mixed	0.70	33.88	38.25	77.79	86.29

007	Sulphide	14.10	54.40	59.35	62.30	67.74

008	Sulphide	3.32	56.47	51.41	69.58	73.61

009	Sulphide	0.83	37.76	46.63	67.59	71.72

Average						78.5

The composites were compiled from 99 separate samples of reverse circulation drill cuttings collected during Pediments grade sampling program. The samples were sent to
SGS Laboratories in Durango, Mexico, were a 500 gram portion of each composite was dried at 50[o] C and then placed into a one gallon (3.8 litre) jar with 1000 ml of un-distilled water. Sodium cyanide (NaCN) was added at a concentration of 3000 ppm, and sufficient lime (CaO) to generate a ph of 11. Additional NaCN was added through the test period as needed to maintain a 3000 ppm concentration.

For subsequent metallurgical and scoping studies bottle roll tests should be done using whole core with follow-up size fraction analysis.

16.3. Bottle Roll Testing and Column Leach Testing by Metcon

Sample material of split diamond drill core from the Los Planes mineral deposit drilled area was collected and sent to Metcon Research laboratory in Tucson, Arizona for column and bottle roll testing with cyanide leaching methods. The following is copied from the Metcon report (García, 2009) and is the summary pages of the reported testing.

16.3.1. Preliminary Bottle Roll Cyanide Leach Tests

  Leach cycle of 72 hours at a pulp density of 33% solids.
  Leach solution containing 1.0 gram per liter cyanide.

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 The pH was maintained between 10.5 and 11.5 using lime.

The mass balance and leach kinetics results of this agitated cyanide leach test are presented in Appendix 2 of Metcon’s Report (2009). A summary of results is presented in Table 13.2
(below).

16.2 Composites in Open-Cycle Column Leach Study, Summary Results by Metcon Research

The agitated cyanide leach data outlined in the above table indicate the following:

The gold extractions obtained in the agitated leach study ranged from 63.23 to 80.24 percent. The sulfide composite achieved the lowest gold extraction than the oxide and mix composites. The oxide and mix composites achieved similar levels of gold extraction.

The silver assay head results were low for all three composited ranging from 0.27 to 1.74 grams per metric ton.

The cyanide consumption achieved ranged from 0.06 to 0.7 kilograms per metric tonne the sulfide composite revealed the highest cyanide consumption among the three composites under investigation.

16.3.2. Open Cycle Column Leach Study

The open cycle column leach tests were conducted at 80 percent passing 3/8 inch and 1 ½
inch crush sizes. Test charges from the oxide, mix and sulfide composites were prepared and loaded into 8 inch diameter PVC columns to a height of approximately 3.5 metres.
Prior to loading the columns, lime was blended with the test charge of 130 kilograms. The leaching parameters common to all column leach tests are summarized below:

  Lime blended into test charge at a dose of 2.0 kilogram per metric tonne
  Leach solution with 0.5 gram of cyanide per liter at pH of 11.5.
  Leach solution application flow rate of 6.0 liters per hour per square metre.
  Leach cycle ranging from 111 to 120 days.

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The column leach test data outlined in the Table 13.3 indicate the following:

  The gold extractions ranged from 47.10 to 80.65 percent. Gold extraction was slightly increased by finer crush size. The sulfide mineralization achieved low gold extraction.
  The silver extractions ranged from 26.21 to 64.13 percent. The silver extractions wee enhanced by crush size; however the silver extractions remained low and the silver content in the oxide, mix and sulfide composites are low (less than 1.5 grams per metric ton).
  The sodium cyanide consumptions are low ranging from 0.06 to 0.45 kilograms per metric ton. The crush size did not impact the cyanide consumption in the oxide composite. The mix and sulfide mineralization achieved higher cyanide consumption when compared to the oxide mineralization at the finest crush size.
  The calcium oxide consumptions were 0.92 to 1.84 kilograms per metric ton. The lime consumption was slightly increased by crushing finer. The sulfide composite revealed lower lime consumption when compared to the oxide and mix composites.”

The above summary reports the overall outcome of the column leach testing. It is important to also note the summary of screen fractions in Table 3.4.2 of the Metcon report reproduced as follows in table 13.3:

16.3 San Antonio Project, Extraction by Screen Fraction and Degradation Index of Oxide, Mix and
Sulfide Composite

The author notes that the finer crushed size particularly in the sulfide composite has acceptable recoveries at sizes finer than 6 mesh (Tyler mesh opening size 3.35 mm or 0.133 inch, that is slightly more than 1/8 inch). From this data it is recommended that additional metallurgical testing be completed to further refine all mineral types of mineralization to determine optimized recoveries and associated costs.

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17. Historic Mineral Resource Estimates

An independent estimate of mineralized material defined at Las Colinas was carried out for
Echo Bay Mines by a Qualified Person (Kuyper, 1996) before the implementation of
National Instrument 43-101 reporting standards. A specific gravity of 2.7 was used for the resource calculations. No gold values were cut as no assays exceeded 34 g/t Au. Currently available information suggests that Kuyper/Echo Bay had not surveyed the drill hole collar locations at the time of this estimation exercise and that they used hole locations rounded to the nearest 50 m. Based on data from 16 holes and five trenches Kuyper’s estimate of the mineralized material present was 6.84 MT at a grade of 1.02 g/t Au using a cross-sectional method on east-west oriented cross sections and extending mineralization a maximum distance of 50 m from each intercept. Kuyper noted that as much as 15% of this mineralization occurred on the adjoining Texcalama Concession to the south that is not owned by Pediment.

The Echo Bay estimate is considered a Historical Resource that is not compliant with NI
43-101 and is reported for informational purposes only.

Echo Bay carried out additional drilling in 1997, primarily to the north of the resource estimated by Kuyper in 1996. This drilling intercepted several mineralized intervals which suggested that the mineralized trend was open to the north.

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18. Current Mineral Resource Estimates

At the request of Mel Herdrick, Vice President Exploration Pediment Gold Corp., Giroux
Consultants Ltd. has produced an update of the mineral resource present on the San
Antonio Gold Project in Baja California Sur, Mexico. This update includes drill holes completed in 2008 and not available for the last 43-101 Report completed by Derry
Michener Booth and Wahl Consultants in June 2008 (Thompson and Laudrum, 2008).

18.1. Data Analysis

For this resource estimate a total of 242 drill holes were available with a combined 26,613 gold assays. Pediment geologists have outlined three mineralized zones to constrain the resource estimate as shown in the figures below.

Figure 18.1 – Isometric View showing Domains and drill hole traces

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Figure 18.2: Isometric view looking north showing Domains, surface topography and drill hole traces.

The assay data base was tagged with a Domain code based on the three geologic solids; Colinas, Planes and Intermedia. All assays outside these three solids were coded as waste. The domain statistics are tabulated below.

Table 18.1: Sample statistics for Gold

The grade distribution for gold was examined in each domain using lognormal cumulative frequency plots to determine if capping was required. When a single lognormal population is plotted on a cumulative frequency plot it will plot as a straight line. When multiple overlapping populations are present the line is curved and can be partitioned into the separate populations. An example of one of these plots is shown below in Figure 18.3.

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Figure 18.3: Lognormal cumulative probability plot for Au in Planes Domain

Within the Planes Domain there are 6 overlapping gold populations present as shown by the open circles and described in Table 18.2. When these populations are recombined in the proportions shown, the black triangles on the plot mirror the original grade distribution as shown by the open triangles. The highest grade gold population within the Planes Domain has an average grade of 38 g/t and represents 0.13 % of the total data. This population is considered erratic high grade and is capped at a level of two standard deviations above the mean of population 2. A total of 6 gold assays within the Planes Domain were capped at
33.2 g/t.

Table 18.2: Gold grade distribution in Planes Domain

Population	Mean Au	Percentage	Number of

	(g/t)	Of Total	Samples

1	38.32	0.13%	10

2	20.81	0.26%	20

3	7.64	1.75%	136

4	0.69	70.91%	5,525

5	0.07	19.04%	1,483

6	0.01	7.91%	617

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A similar capping strategy was applied to the other two Domains and Waste. Table 18.3: Capping Strategy

Domain	Stategy	Cap Level	Number

		Au (g/t)	Capped

Colinas	2SDAMP2	3.8	5

Planes	2SDAMP2	33.2	6

Intermedia	2SDAMP2	2.5	2

Waste	2SDAMP3	1.5	49

The results of capping are tabulated below with the mean grade in each domain reduced slightly and the coefficient of variation reduced to reasonable levels.
Table 18.4: Capped Sample Statistics for Gold

	Colinas	Planes	Intermedia	Waste

Number of Samples	902	7,791	260	17,660

Mean Au (g/t)	0.583	0.958	0.428	0.047

Standard Deviation	0.643	2.080	0.518	0.135

Minimum Value	0.001	0.001	0.002	0.001

Maximum Value	3.80	33.20	2.50	1.50

Coefficient of Variation	1.10	2.17	1.21	2.88

18.2. Composites

The drill holes were “passed” through the mineralized solids and the point the holes entered and exited the solid was determined. Uniform downhole composites, 5 m in length, were formed to honour the solid boundaries. Hole segments at the domain boundaries, less than
2.5 m, were combined with the adjoining sample to produce a uniform support of 5 ± 2.5
m.

Table 18.5: 5 m Composite Statistics for Gold

	Colinas	Planes	Intermedia	Waste

Number of Samples	306	2,426	79	4,521

Mean Au (g/t)	0.581	0.939	0.421	0.046

Standard Deviation	0.497	1.547	0.410	0.105

Minimum Value	0.001	0.001	0.014	0.001

Maximum Value	2.61	23.62	1.89	1.50

Coefficient of Variation	0.86	1.65	0.97	2.30

18.3. Variography

Pairwise relative semivariograms were produced first in the horizontal plane to determine the direction of maximum continuity. Semivariograms were then produced in the vertical plane perpendicular to the direction of maximum continuity. In the Planes and Colinas domains a geometric anisotropy was determined and nested spherical models were fit to the three principal directions. For the Intermedia Domain there was insufficient data to produce

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a model so the model for the Plane Domain was used. The nugget to sill ratio, a measure of sample variability, was fairly high at 45% for the Plane Domain and a reasonable 29% for
Colinas. For samples outside the mineralized solids an isotropic nested spherical model was fit to gold. The semivariogram parameters are summarized below.

Table 18.6: Summary of Semivariogram Parameters

Domain	Variable	Azimuth	Dip	C0	C1	C2	Short Range	Long Range
							(m)	(m)

Plane	Au	10	0	0.35	0.17	0.26	18	120

		280	-45	0.35	0.17	0.26	10	150

		100	-45	0.35	0.17	0.26	45	80

Colinas	Au	0	0	0.20	0.10	0.40	40	120

		270	-45	0.20	0.10	0.40	20	100

		90	-45	0.20	0.10	0.40	15	32

Waste	Au	Omni Directional		0.35	0.20	0.28	25	100

18.4. Bulk Density

A total of 119 pieces of drill core from Planes and Colinas domains were submitted to
Oestec de Mexico S.A. de C.V. in Hermosillo, Mexico for specific gravity tests. Samples were coated in wax and weighted dry and in water. Figure 18.4 below shows some of the waxed pieces of core.

Figure 18.4: Waxed pieces of core for specific gravity determinations Samples are divided into Planes and Colinas domains and within each into oxides and sulphides.

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Table 18.7: Summary of Specific Gravity Determinations

Domain	Zone	Number	Minimum	Maximum	Average
			SG	SG	SG

Colinas	Oxide	8	2.62	2.87	2.76

	Sulphide	23	2.41	2.93	2.70

Planes	Oxide	39	2.32	2.76	2.60

	Sulphide	49	2.50	2.84	2.68

Total	Oxide	47	2.32	2.87	2.62

Total	Sulphide	72	2.41	2.93	2.69

For this resource estimate blocks above the oxide surface were assigned a specific gravity of 2.62 and those below, including both sulphide and transition, were assigned 2.69. Blocks straddling the oxide boundary were assigned a weighted average.

18.5. Block Model

A block model with blocks 10 x 10 x 5 m in dimension was built to encompass all three mineralized domains. The origin for the block model is presented below. For each block the percentage below surface topography and percentage within the mineralized solids was obtained by “needling” in Gemcom Software. In addition each block was compared to an overburden or sand surface and an oxidation surface with the percent recorded.

Lower left Corner of Block Model
598180 E	Column Size = 10 m	74 Columns
2638260 N	Row Size = 10 m	194 Rows
Top of Model
306 Elevation	Level Size = 5 m	92 Levels
No Rotation.

18.6. Grade Interpolation

Gold grades, for all blocks with some percentage inside the three mineralized domain solids, were interpolated by Ordinary Kriging. The kriging procedure was completed in a series of passes with the search ellipse for each pass a function of the semivariogram range.
The search ellipse was aligned along the three principal semivariogram directions. The first pass used a search ellipse with dimensions equal to ¼ the gold semivariogram range in each of the three principal directions. A minimum of 4 composite were needed within this ellipse to estimate the block. The maximum number of composites allowed from any given drill hole was three. If the required 4 composites were not found the search ellipse was expanded to ½ the range in Pass 2. A third pass at the full range and a fourth pass, if required, at twice the range were completed. In all cases if more than 12 composites were found the closest

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12 were used. Finally for every block, on the edges of the mineralized solids, with some percentage of waste present, a waste grade was estimated in a similar manner using only composites outside the mineralized solids. The total grade for the block was a weighted average of the mineralized and waste portions.

The search parameters and blocks estimated in each pass are tabulated below.

Table 18.8: Summary of Kriging Search Ellipse Parameters for Gold

Domain	Pass	Number of	Az/Dip Dist. Az/Dip Dist. Az/Dip Dist.
		Blocks Estimate		(m)		(m)		(m)

Planes	1	38,473	10/0	55.0	280/-45	37.5	100/-45	20.0

	2	12,408	10/0	110.0	280/-45	75.0	100/-45	40.0

	3	504	10/0	220.0	280/-45	150.0	100/-45	80.0

Colinas	1	576	0/0	30.0	270/-45	25.0	90/-45	8.0

	2	7,701	0/0	60.0	270/-45	50.0	90/-45	16.0

	3	7,777	0/0	120.0	270/-45	100.0	90/-45	32.0

	4	1,360	0/0	240.0	270/-45	200.0	90/-45	64.0

Intermedia	1	612	10/0	55.0	280/-45	37.5	100/-45	20.0

	2	2,906	10/0	110.0	280/-45	75.0	100/-45	40.0

	3	693	10/0	220.0	280/-45	150.0	100/-45	80.0

Waste	1	6,264	Omni Directional			25.0

	2	24,200	Omni Directional			50.0

	3	10,416	Omni Directional			100.0

	4	814	Omni Directional			200.0

18.7. Classification

Based on the study herein reported, delineated mineralization of the San Antonio Gold
Deposit is classified as a resource according to the following definitions from National
Instrument 43-101 and from CIM (2005):

“In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the
Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on
Mineral Resources and Mineral Reserves adopted by CIM Council, as those definitions may be amended.”

The terms Measured, Indicated and Inferred are defined by CIM (2005) as follows:

“A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

“The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which
Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral
Resource is an inventory of mineralization that under realistically assumed and justifiable technical

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and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.”

Inferred Mineral Resource

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, workings and drill holes.”

“Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured
Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.”

Indicated Mineral Resource

“An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified
Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.”

Measured Mineral Resource

“A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.
The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

“Mineralization or other natural material of economic interest may be classified as a Measured
Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

Geologic continuity at San Antonio is established through drill hole logging. Grade continuity can be quantified through the use of semivariograms. By changing the search ellipse during kriging and relating the orientation and dimensions of the search ellipse back to the semivariogram range the grade continuity can be used as a classification tool.

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For the well drilled Planes Deposit blocks estimated during Pass 1 with a search ellipse equal to ¼ the semivariogram range were classified as Measured. Blocks estimated during
Pass 2 with a search ellipse with dimensions equal to ½ the semivariogram range were classified as Indicated. All other blocks at Planes were classified as Inferred.

The Colinas was not drilled to sufficient density to establish any measured resource. Blocks estimated during Pass 1 or Pass 2 were classified as Indicated. The remaining blocks were classified as Inferred.

The Intermedia deposit between the Planes and Colinas deposits was classified as all
Inferred at this time.

The results are presented in a series of grade-tonnage tables. The first set of Tables (18.9 to
18.12) present the total resource contained within all the mineralized solids. This resource shows the tonnes and grades estimated if one could mine to the limits of the three dimensional solids.

A second set of Tables (18.13 to 18.16) show the total resource with edge dilution estimated. This is the total tonnes and grade estimated for whole blocks and assumes one would mine 10 x 10 x 5 m blocks. The attainable resource is probably somewhere between these two extremes as one could never mine exactly to the shapes of the mineralized solids but on the other hand one would probably not mine the total amount of dilution estimated in the total diluted block model.

A third set of Tables (18.17 to 18.20) show the total oxide resource, a fourth set (15.21 to
18.24) show the total sulphide resource and finally a fifth set (18.25 to 18.28) show the transition resource between oxides and sulphides.

In all tables a gold cutoff of 0.4 g/t has been highlighted as a possible open pit economic cutoff. It must be stressed that at this time no economic evaluations have been completed and the true economic cutoff is unknown.

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598300E
598400E
598500E
598600E
598700E
598800E
598900E
300
200
100
0
-100
08PLRC-127
07PLRC-14
07PLRC-32
07PLRC-03
08PLRC-157
08PLRC-149
07PLRC-01
07PLRC-04
08PLDD-32
SA97-120
SA97-123
07PLRC-60
LEGEND
Au from 0.01 to 0.30 g/t
Au from 0.30 to 0.50 g/t
Au from 0.50 to 1.00 g/t
Au from 1.00 to 3.00 g/t
Au greater than 3.00 g/t
PEDIMENT
GOLD CORP
Figure 18.5
Los Planes Section 2'693,650 N
showing Gold Resurce
November 2009
GRAPHIC SCALE
0
20
50
100
METERS
PLANES SECTION 2639650 N - SHOWING GOLD RESOURCE

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598200E
598300E
598400E
598500E
598600E
598700E
300
200
100
0
SA98-101
SA98-91
SA97-114
SA98-81
LAS-03-26
PEDIMENT
GOLD CORP
Figure 18.6
Las Colinas Section 2'638,500 N
showing Gold Resurce
LEGEND
Au from 0.01 to 0.30 g/t
Au from 0.30 to 0.50 g/t
Au from 0.50 to 1.00 g/t
Au from 1.00 to 3.00 g/t
Au greater than 3.00 g/t
GRAPHIC SCALE
0
20
50
100
METERS
COLINAS SECTION 2638500 N - SHOWING GOLD RESOURCE

Table 18.12: SAN ANTONIO ALL DOMAINS - INFERRED RESOURCE
Mineralized Portion of Block

Au Cutoff	Tonnes> Cutoff	Grade > Cutoff		
(g/t)	(tonnes)	Au (g/t)	Au (grams)	Au Ounces
0.10	9,460,000	0.482	4,600,000	147,000
0.20	8,660,000	0.511	4,400,000	142,000
0.30	7,140,000	0.566	4,000,000	130,000
0.40	**5,400,000**	**0.637**	**3,400,000**	**111,000**
0.50	4,060,000	0.700	2,800,000	91,000
0.60	2,990,000	0.753	2,300,000	72,000
0.70	1,860,000	0.818	1,500,000	49,000
0.80	910,000	0.891	800,000	26,000
0.90	320,000	0.980	300,000	10,000
1.00	90,000	1.102	100,000	3,000

Table 18.13: SAN ANTONIO ALL DOMAINS - MEASURED RESOURCE
Total Block with Edge Dilution

Au Cutoff	Tonnes> Cutoff	Grade > Cutoff		
(g/t)	(tonnes)	Au (g/t)	Au (grams)	Au Ounces
0.10	47,580,000	0.833	39,600,000	1,274,000
0.20	42,750,000	0.911	38,900,000	1,252,000
0.30	38,480,000	0.984	37,900,000	1,217,000
0.40	**34,330,000**	**1.061**	**36,400,000**	**1,171,000**
0.50	29,990,000	1.149	34,500,000	1,108,000
0.60	25,520,000	1.254	32,000,000	1,029,000
0.70	21,480,000	1.368	29,400,000	945,000
0.80	18,040,000	1.487	26,800,000	862,000
0.90	15,290,000	1.602	24,500,000	788,000
1.00	12,880,000	1.724	22,200,000	714,000

Table 18.14: SAN ANTONIO ALL DOMAINS - INDICATED RESOURCE
Total Block with Edge Dilution

Au Cutoff	Tonnes> Cutoff	Grade > Cutoff		
(g/t)	(tonnes)	Au (g/t)	Au (grams)	Au Ounces
0.10	23,620,000	0.519	12,300,000	394,000
0.20	19,110,000	0.607	11,600,000	373,000
0.30	15,770,000	0.682	10,800,000	346,000
0.40	**12,650,000**	**0.765**	**9,700,000**	**311,000**
0.50	9,810,000	0.856	8,400,000	270,000
0.60	7,510,000	0.951	7,100,000	230,000
0.70	5,690,000	1.048	6,000,000	192,000
0.80	4,240,000	1.150	4,900,000	157,000
0.90	3,110,000	1.260	3,900,000	126,000
1.00	2,150,000	1.400	3,000,000	97,000

Table 18.21: SAN ANTONIO ALL DOMAINS - MEASURED RESOURCE
Sulphides within Mineralized Portion of Block

Au Cutoff	Tonnes> Cutoff	Grade > Cutoff		
(g/t)	(tonnes)	Au (g/t)	Au (grams)	Au Ounces
0.10	25,770,000	1.018	26,200,000	843,000
0.20	25,130,000	1.040	26,100,000	840,000
0.30	24,020,000	1.077	25,900,000	832,000
0.40	**22,410,000**	**1.129**	**25,300,000**	**813,000**
0.50	20,100,000	1.206	24,200,000	779,000
0.60	17,400,000	1.308	22,800,000	732,000
0.70	14,830,000	1.422	21,100,000	678,000
0.80	12,590,000	1.542	19,400,000	624,000
0.90	10,870,000	1.652	18,000,000	577,000
1.00	9,250,000	1.775	16,400,000	528,000

Table 18.22: SAN ANTONIO ALL DOMAINS - INDICATED RESOURCE
Sulphides within Mineralized Portion of Block

Au Cutoff	Tonnes> Cutoff	Grade > Cutoff		
(g/t)	(tonnes)	Au (g/t)	Au (grams)	Au Ounces
0.10	15,120,000	0.659	10,000,000	320,000
0.20	14,480,000	0.681	9,900,000	317,000
0.30	13,150,000	0.724	9,500,000	306,000
0.40	**11,090,000**	**0.794**	**8,800,000**	**283,000**
0.50	8,860,000	0.880	7,800,000	251,000
0.60	6,990,000	0.969	6,800,000	218,000
0.70	5,330,000	1.069	5,700,000	183,000
0.80	3,960,000	1.180	4,700,000	150,000
0.90	2,950,000	1.295	3,800,000	123,000
1.00	2,080,000	1.439	3,000,000	96,000

Table 18.23: SAN ANTONIO ALL DOMAINS - MEASURED PLUS INDICATED RESOURCE
Sulphides within Mineralized Portion of Block

Au Cutoff	Tonnes> Cutoff	Grade > Cutoff		
(g/t)	(tonnes)	Au (g/t)	Au (grams)	Au Ounces
0.10	40,890,000	0.885	36,200,000	1,163,000
0.20	39,600,000	0.909	36,000,000	1,157,000
0.30	37,170,000	0.952	35,400,000	1,138,000
0.40	**33,500,000**	**1.018**	**34,100,000**	**1,096,000**
0.50	28,970,000	1.106	32,000,000	1,030,000
0.60	24,380,000	1.211	29,500,000	949,000
0.70	20,170,000	1.329	26,800,000	862,000
0.80	16,550,000	1.456	24,100,000	775,000
0.90	13,820,000	1.576	21,800,000	700,000
1.00	11,330,000	1.713	19,400,000	624,000

Table 18.24: SAN ANTONIO ALL DOMAINS - INFERRED RESOURCE
Sulphides within Mineralized Portion of Block

Au Cutoff	Tonnes> Cutoff	Grade > Cutoff		
(g/t)	(tonnes)	Au (g/t)	Au (grams)	Au Ounces
0.10	8,920,000	0.481	4,291,000	137,900
0.20	8,140,000	0.511	4,160,000	133,700
0.30	6,690,000	0.568	3,800,000	122,200
0.40	**5,030,000**	**0.640**	**3,219,000**	**103,500**
0.50	3,780,000	0.704	2,661,000	85,600
0.60	2,820,000	0.757	2,135,000	68,600
0.70	1,790,000	0.819	1,466,000	47,100
0.80	890,000	0.892	794,000	25,500
0.90	320,000	0.980	314,000	10,080
1.00	90,000	1.102	99,000	3,190

Table 18.25: SAN ANTONIO ALL DOMAINS - MEASURED RESOURCE
Transition material within Mineralized Portion of Block

Au Cutoff	Tonnes> Cutoff	Grade > Cutoff		
(g/t)	(tonnes)	Au (g/t)	Au (grams)	Au Ounces
0.10	6,130,000	1.019	6,200,000	201,000
0.20	6,070,000	1.027	6,200,000	200,000
0.30	5,880,000	1.052	6,200,000	199,000
0.40	**5,560,000**	**1.092**	**6,100,000**	**195,000**
0.50	5,130,000	1.145	5,900,000	189,000
0.60	4,490,000	1.230	5,500,000	178,000
0.70	3,840,000	1.330	5,100,000	164,000
0.80	3,260,000	1.434	4,700,000	150,000
0.90	2,710,000	1.553	4,200,000	135,000
1.00	2,250,000	1.675	3,800,000	121,000

Table 18.26: SAN ANTONIO ALL DOMAINS - INDICATED RESOURCE
Transition material within Mineralized Portion of Block

Au Cutoff	Tonnes> Cutoff	Grade > Cutoff		
(g/t)	(tonnes)	Au (g/t)	Au (grams)	Au Ounces
0.10	1,290,000	0.799	1,000,000	33,000
0.20	1,270,000	0.809	1,000,000	33,000
0.30	1,120,000	0.883	1,000,000	32,000
0.40	**1,040,000**	**0.925**	**1,000,000**	**31,000**
0.50	940,000	0.977	900,000	30,000
0.60	830,000	1.031	900,000	28,000
0.70	720,000	1.093	800,000	25,000
0.80	580,000	1.172	700,000	22,000
0.90	480,000	1.239	600,000	19,000
1.00	400,000	1.299	500,000	17,000

PEDIMENT GOLD CORP.

Table 18.27: SAN ANTONIO ALL DOMAINS - MEASURED PLUS INDICATED RESOURCE Transition material within Mineralized Portion of Block

The total resource within the mineralized solids can be summarized at a 0.4 g/t cutoff broken into the separate domains.

Note: Totals may differ slightly from individual tables due to rounding differences

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19. Conclusions and Interpretations

Los Planes is a newly discovered large gold mineral deposit with potential for open pit mining and heap leach recovery methods. Metallurgical recoveries from oxides and mixed oxide and sulfide zones are indicated to be good from column and bottle roll leach testing and are indicated to be amenable to standard recovery methods. Sulfide type mineralization gold is also recoverable but at finer crushing levels that will require additional testing for more conclusive recovery methods.

Los Planes to Las Colinas mineral zone is a stockwork gold deposit hosted in a large thrust fault shear zone. The structural setting is a control feature for facilitating and hosting mineralization deposition. The type of mineralization and setting is similar to that of
Mesquite Mine, California.

Mineralization is related to mid-level peraluminous intrusives that are also localized in the shear zones as dikes, sills, and stocks that may overly a sub-adjacent batholith body of similar composition. These intrusives are felsic in composition ranging from 67 to 73 percent silica oxide content.

Resources calculated from drill data for the Colinas-Planes mineral zone with a 0.4 gram per tonne cut-off totals 1,538,000 ounces of gold in M&I Resource, with a further 110,000 ounces of Inferred Resource. The average gold content of the M&I is 1.011 grams gold per tonne and the average gold content of the Inferred resource is 0.637 grams gold per tonne.

Resources calculated for oxidized and partially oxidized mineral types totals 443,000 ounces of gold with acceptable tested recoveries. This resource should be investigated with an economic assessment having potential for heap leachable resource. Efforts should be made to convert this resource to a mineral reserve.

Exploration potential remains high for additional discovery of resource ounces in the nearby outcropping and covered areas. Other gold mineral deposits of the region are similar to Paredones Amarillos which has a similar size and grade to the Planes-Colinas gold mineral deposit.

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20. Recommendations and Proposed Work Budget

Recommendations for the advancement of the project that are apparent from the preparation of this report and work in the area are that more drilling between the two main resource area is needed for planning and resource definition. Several intercepts of significance are noted in RC117 and RC- 118 that indicate possibility of the resource continuation however several younger listric faults complicate the geology of the zone. In addition drilling east of
Las Colinas zone should be continued to define additional resources in surface sampled anomalous zones near Echo Bay drill hole 117.

Project mapping and sampling programs are recommended to fully detail the mineralized extent of the newly acquired Triunfo concession package. Drilling should target the areas with oxidized mineralization having larger size potential in the Triunfo North area. This area has prior limited sampling results with combined gold and silver

Complete relogging of all drill program chips and core should be undertaken to provide uniformity and details to define the presence of felsic igneous intrusive dikes in the large shear zone and more detail on alteration. Petrographic studies, whole rock chemical analyses of the specific igneous units, and associated radiometric age dates should be done to obtain specific details of the mineralization and its source. From this detailed geologic models can be refined or completed that will assist future exploration in the area.

The author recommends a scoping to prefeasibility study of the economics of various mining possibilities for a projected deposit size and grade. Various economic parameters should be applied in the study based on projected local costs.

The author also recommends acquisition of rights to surface lands covering the mineral deposits in order to secure the availability of development land over the mineral deposit area. In conjunction with acquisition of surface land the author also recommends acquisition of water rights from unused agricultural rights in the nearby fully subscribed water aquifer from local irrigation allocations sufficient for between 50 to 100 percent of projected water usage needs in a projected positive production plan.

73 of 98

Recommended Program Budget Phase 1
Concept	Cost (US$)
Geological Personnel. 126 days at $175………………………………	22,750.00
Technical Assistants 168 days at $22………………………………	3,700.00
Drafting and Report Preparation, Database Manag. 180 hr at $40…	7,200.00
Travel, Accommodations, and Site Expenses………………………	12,500.00
Vehicles Rent/purchase 2 units 16,000 each…………………………	32,000.00
Assays 2500 at $33 each………………………………………………	82,500.00
Surveying Contractor. 50 sites at $60…………………………………	3,000.00
Tractor for Roads, Trenches 45 hrs. at $90 plus 600 mobilization…	4,050.00
IP Geophysics Survey Triunfo 22 days at $2700……………………	59,400.00
Preliminary Economic Assessment	75,000.00
Subtotal Phase 1………………………………………………………	302,100.00
Contingency of 10 percent…………………………………………….	30,210.00
Phase 1 Total………………………………………………………….	332,310.00

Recommended Program Budget Phase 2
Drilling RC 8500 m at $65 per m………………………………	552,500.00
Drilling Core 2400 m at $170 per m………………………………	408,000.00
Geological Personnel 200 days at $175……………………………	35,000.00
Technical Assistants 800 days at $20……………………………	16,000.00
Drafting and Report Preparation, Database Manag. 290 hrs at $50…	14,500.00
Travel, Accommodations, and Site Expenses………………………	17,000.00
Assays 7700 at $25 each………………………………………………	192,500.00
Surveying Contractor 60 sites at $50………………………………….	3,000.00
Tractor for Roads, Trenches 120 hrs at $90…………………………	10,800.00
Subtotal Phase 2………………………………………………………	1,249,300.00
Contingency of 10 percent…………………………………………….	124,900.00
Phase 2 Total………………………………………………………….	1,374,200.00
Total of Phase 1 and Phase 2………………………………………….	1,706,510.00

PEDIMENT GOLD CORP.

21. References Cited

Anonymous, 1993, Metallurgical Scoping Testwork, Uvares and San Andres Zones, Baja
California Sur, Mexico; Private Report by Triton Mining Corp. for Minera El Exito

Brown, H. Gassaway, Reynolds, John, and Hauck III, Anthony M. (1998) Geology,
Geophysics, and Discovery of Shear-Zone Hosted Gold Resources, El Triunfo District BCS
Mexico: Presented at the 104th Annual Northwest Mining Association Meeting, Spokane
Washington, Nov. 30, 1998, Printed Volume.

Bustamante-Garcia, Jorge, 2000, Geology Mining Monograph of the State of Baja
California Sur, Consejo Recursos Minerales Monograph M 24 e, 232pp., 3 plates.

Carrillo-Chavez, Huyck, H. Zentilli, M. and Griest, A. A. 1999, Age Constraints on Host
Rocks of Las Uvares Gold Deposit Magmatic Pulses in Southwestern most Baja California,
Mexico; Geofísica Internacional, v. 38, no. 1, p. 27-33.

Gibson, P.C., 1996, A Shear Zone Hosted Gold Deposit at Paredones Amarillos, Baja
California Sur, Mexico; Abstract, Presentation A.I.M.M.G.M. Professional Conference
Guadalajara, Jalisco, Mexico.

Cowen, J., Reynolds S., and Bush, M., 2008, Geology and Structure of the Colinas Deposit
Area, Baja California Sur; Interim Thesis Report Arizona State University, Dept. of
Geology.

Herdrick, M.A., 1998, La Paz Gold Districts, Baja California Sur, Mexico; Private
Company Report for Minera Phelps Dodge de Mexico S de RL de CV; p. 19

Kuyper, Bruce A. (P.E.), 1996, Geological Resource Estimate, Las Colinas Prospect, Baja
California Sur, Mexico: Private Consultant Report for Echo Bay Exploration Inc.

Mireles, Juvencio, 2008, Metallurgical Tests for Determination of the Gold Recovery by
Cyanidation, of Nine Ore Composites from “La Pitalla” (San Antonio), Independent Report prepared by SGS Minerals Services, Durango, Mexico; Report SGS 22-08.

Palafox Torres, Luis, 2009, Informe Sobre Investigación Cartográfica-Minera en el Área
“San Antonio” Baja California Sur; Independent Consultant Report for Compañía Minera
Pitalla.

Ristorcelli, S., Braun, T., Dyer, T.L., Malhotre, D., Kild, D.A.; 2009, Feasibility Study
Update Technical Report Paredones Amarillos Gold Project for Vista Gold Corp. Baja
California Sur; Independent Consultant Report for Vista Gold Corp.

Servicio Geológico Mexicano, 1996, Carta Geológico-Minera San Antonio F12-B13, Baja
California Sur. Secretaría de Economía.

75 of 98

PEDIMENT GOLD CORP.

Stephens, J., and Herdrick, M.A., 2007 Revision, Report of Geological Mapping and
Sampling in Part of Cirio, Emily, and Trini Concessions Centering in Las Colinas Gold
(Mineral) Deposit Area, La Paz Baja California Sur, Mexico; Private Consultant Report for
Compania Minera Pitalla, 24 p.

Thompson, Ian, and Laudrum, D. 2008, Technical Report and Mineral Resource Estimate
for the San Antonio Gold Project, Baja California Sur, Mexico; Prepared for Pediment
Exploration Ltd. by Derry Michener, Booth & Wahl Consultants Ltd.

Wallis, Stewart., 2004, Technical Report on the Pitalla Properties, Mexico: NI 43-101
Report Prepared for Skinny Technologies Inc. by Rosco Postle Assoc. Inc.

Wisser, Edward, 1954, Geology and Ore Deposits of Baja California, Mexico, Econ.
Geology, v. 49, no. 1, p. 44-76.

76 of 98

PEDIMENT GOLD CORP.

22.0 STATEMENTS OF QUALIFICATION AND AUTHORIZATION

I, Melvin Allen Herdrick, living in Hermosillo, Sonora, Mexico do hereby certify:

1. That I am an employee of Compania Minera Pitalla S.A. de C.V., the Mexican subsidiary of Pediment Gold Corp. having a head office in Vancouver, B.C. Canada. The local office address for Compania Minera Pitalla is at the intersection of Blvd. Progresso and Solidaridad, No. 628, Interior No. 12, Hermosillo, Sonora, Mexico. C.P. 83117.
2. That I am a Certified Professional Geologist No. 1801 with the Washington State Dept. of Licensing.
3. That I am a graduate of the University of Idaho (M.S. Geology, 1972); B.Sc., Geology from Washington State University (1966), and that I have practiced my profession continuously since graduation in 1966.
4. I am a materially interested party in success of the projects and the company of Pediment Gold Corp. as an employee, director, and stockholder of the company.
5. I have no interest in properties in the area adjacent to the properties described in the technical report titled "Technical Report and Mineral Resource Update, San Antonio Gold Project , Baja California Sur, Mexico" authored by Melvin Herdrick of Pediment Gold Corp. and Gary Giroux of Giroux Consultants, dated November 29, 2009 with an effective date of Nov. 1, 2009.
6. That I am not aware of any material fact or material change with respect to the subject project described in the technical report which was not included nor for which the omission to disclose makes the technical report misleading.
7. That I have read National Instrument 43-101 and Form 43-101 F1 and the named Technical Report has been prepared in compliance with that instrument and form.
8. That having read the NI 43-101 definition of a "qualified person" set out therein and certify that, by reason of my past education, affiliation with professional associations, and relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
9. That I consent to the filing of this report in its entirety with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public. In addition a prior associated news release, dated Aug. 25, 2009, announcing the new resource totals that are described in this technical report, was prepared and authorized by the author for disclosure to the public.
10. That I am responsible for the preparation of this technical report titled "Technical Report and Mineral Resource Update, San Antonio Gold Project , Baja California Sur, Mexico" authored by Melvin Herdrick of Pediment Gold Corp. and Gary Giroux of Giroux Consultants, dated November 29 2009 and the contents except for Section 18 authored by Giroux.

Dated this 29th Day of November, 2009

Melvin Allen Herdrick, M.Sc., P. Geo

PEDIMENT GOLD CORP.

CERTIFICATE G.H. Giroux

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1) I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.
2) I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.
3) I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.
4) I have practiced my profession continuously since 1970. I have had over 30 years experience calculating mineral resources. I have previously completed resource estimations on a wide variety of bulk gold deposits including Kisladag, Livengood, La Colorada, La India and Spanish Mountain.
5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Instrument 43-101.
6) This report titled "**Technical Report and Resource Update, San Antonio Gold Project, Baja California Sur**" dated November 29, 2009, is based on a study of the data and literature available on the San Antonio Property. I am responsible for Section 18 on the resource estimations completed in Vancouver during 2009. I have not visited the property.
7) I have not previously worked on this deposit.
8) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
9) I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.
10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 29th day of November, 2009

"signed and sealed"

G. H. Giroux, P.Eng., MASc.

PEDIMENT GOLD CORP.

SIGNATURE PAGE

This report titled Technical Report and Mineral Resource Update for San Antonio Project, Baja California Sur, Mexico, November 29, 2009 was prepared by and signed by the following authors:

Melvin Allen Herdrick, MSc, P.Geo.
Pediment Gold Corp.

Gary H. Giroux, MASc, PEng.
Giroux Consultants Ltd.

The effective date of this report is November 01, 2009

APPENDIX I
SAN ANTONIO COLLAR LOCATION

80 of 98

APPENDIX I:

SAN ANTONIO COLLAR LOCATION

SAN ANTONIO REVERSE CIRCULATION DH COLLARS							
Drill Hole	Easting	Northing	Elev.	Az	Dip	Length (m)	Program
SA95-43	598,905.40	2,638,343.99	249.91	90	-60	160.00	EBMX
SA95-47	598,838.53	2,638,346.00	249.60	90	-60	150.00	EBMX
SA96-100	598,389.95	2,638,682.46	251.50	90	-60	94.50	EBMX
SA96-101	598,245.51	2,638,499.95	264.81	90	-60	235.50	EBMX
SA96-102	598,307.90	2,638,615.87	253.07	90	-60	159.00	EBMX
SA96-106	598,217.80	2,638,594.24	255.41	90	-60	253.50	EBMX
SA96-107	598,317.28	2,638,693.15	262.59	90	-60	214.50	EBMX
SA96-108	598,218.51	2,638,396.04	275.65	90	-60	271.50	EBMX
SA96-79	598,731.51	2,638,343.00	254.57	90	-60	210.00	EBMX
SA96-80	598,623.16	2,638,343.43	258.31	90	-60	187.50	EBMX
SA96-81	598,401.54	2,638,495.04	276.34	90	-60	151.50	EBMX
SA96-82	598,339.95	2,638,340.31	294.81	90	-60	160.50	EBMX
SA96-89	598,257.88	2,638,340.22	283.05	90	-60	201.00	EBMX
SA96-90	598,366.19	2,638,275.75	250.00	90	-60	151.50	EBMX
SA96-91	598,297.62	2,638,503.00	270.38	90	-60	199.50	EBMX
SA96-92	598,402.22	2,638,593.35	259.42	90	-60	156.00	EBMX
SA96-97	598,302.08	2,638,453.51	277.70	90	-60	178.50	EBMX
SA96-98	598,299.32	2,638,544.83	263.06	90	-60	199.50	EBMX
SA96-99	598,342.29	2,638,795.95	263.01	90	-60	144.00	EBMX
SA97-109	598,395.41	2,639,046.36	271.13	90	-50	216.00	EBMX
SA97-110	598,424.42	2,639,239.22	275.10	90	-50	196.50	EBMX
SA97-111	598,498.69	2,639,443.50	275.26	90	-50	262.50	EBMX
SA97-112	598,647.38	2,639,448.00	264.44	90	-50	202.50	EBMX
SA97-113	598,641.14	2,639,042.30	261.31	90	-50	214.50	EBMX
SA97-114	598,349.50	2,638,492.43	280.74	90	-60	210.00	EBMX
SA97-115	598,401.10	2,638,392.48	293.30	90	-60	204.00	EBMX
SA97-116	598,353.31	2,639,441.25	280.41	90	-50	328.50	EBMX
SA97-117	598,625.34	2,638,552.79	263.26	90	-60	150.00	EBMX
SA97-120	598,498.38	2,639,641.50	278.35	90	-50	228.00	EBMX
SA97-122	598,438.64	2,638,728.56	251.11	90	-60	114.00	EBMX
SA97-123	598,348.81	2,639,638.50	282.25	90	-50	381.00	EBMX
07PLRC-01	598,600.07	2,639,648.10	275.65	90	-50	178.31	PEZ-2007
07PLRC-02	598,696.43	2,639,648.44	270.93	90	-50	128.93	PEZ-2007
07PLRC-03	598,650.63	2,639,647.95	273.42	90	-50	141.12	PEZ-2007
07PLRC-04	598,555.64	2,639,643.05	276.71	90	-50	169.89	PEZ-2007
07PLRC-05	598,550.38	2,639,747.81	277.00	90	-50	220.37	PEZ-2007
07PLRC-06	598,707.60	2,639,749.17	269.49	90	-50	61.87	PEZ-2007
07PLRC-07	598,555.55	2,639,851.62	278.50	0	-90	322.17	PEZ-2007
07PLRC-08	598,600.79	2,640,190.34	272.18	0	-90	28.65	PEZ-2007
07PLRC-09	598,605.49	2,639,952.29	275.17	0	-90	240.49	PEZ-2007
07PLRC-10	598,600.37	2,640,049.86	276.48	0	-90	310.90	PEZ-2007
07PLRC-11	598,602.08	2,639,851.15	278.38	0	-90	244.14	PEZ-2007
07PLRC-12	598,704.41	2,639,749.09	269.89	0	-90	134.72	PEZ-2007
07PLRC-13	598,810.32	2,639,754.69	260.90	0	-90	140.82	PEZ-2007
07PLRC-14	598,792.49	2,639,648.92	264.10	0	-90	98.15	PEZ-2007
07PLRC-15	598,700.02	2,639,553.58	269.33	0	-90	79.86	PEZ-2007
07PLRC-16	598,601.31	2,639,541.92	271.06	0	-90	189.59	PEZ-2007
07PLRC-17	598,554.32	2,639,547.29	271.84	0	-90	232.26	PEZ-2007
07PLRC-18	598,547.57	2,639,746.07	277.05	0	-90	262.74	PEZ-2007
07PLRC-19	598,658.71	2,639,746.48	272.79	0	-90	67.67	PEZ-2007
07PLRC-20	598,650.04	2,639,791.40	274.40	0	-90	177.39	PEZ-2007
07PLRC-21	598,673.46	2,639,848.55	274.09	0	-90	165.20	PEZ-2007
07PLRC-22	598,655.54	2,639,691.61	268.76	0	-90	170.69	PEZ-2007
07PLRC-23	598,705.59	2,639,688.58	265.59	0	-90	121.92	PEZ-2007
07PLRC-24	598,599.65	2,639,596.37	274.72	0	-90	225.55	PEZ-2007
07PLRC-25	598,653.05	2,639,594.91	273.13	0	-90	170.68	PEZ-2007
07PLRC-26	598,798.26	2,639,557.42	262.28	0	-90	121.92	PEZ-2007
07PLRC-27	598,872.43	2,639,593.63	254.77	0	-90	160.02	PEZ-2007
07PLRC-28	598,797.35	2,639,796.35	262.92	0	-90	152.40	PEZ-2007

SAN ANTONIO REVERSE CIRCULATION DH COLLARS							
Drill Hole	Easting	Northing	Elev.	Az	Dip	Length (m)	Program
07PLRC-29	598,750.81	2,639,850.15	265.21	0	-90	201.16	PEZ-2007
07PLRC-30	598,844.37	2,639,890.10	258.42	0	-90	176.78	PEZ-2007
07PLRC-31	598,656.64	2,639,503.74	268.77	0	-90	182.88	PEZ-2007
07PLRC-32	598,697.63	2,639,446.29	264.49	0	-90	146.30	PEZ-2007
07PLRC-33	598,651.65	2,640,000.21	273.55	0	-90	202.39	PEZ-2007
07PLRC-34	598,701.06	2,639,894.92	268.24	0	-90	140.82	PEZ-2007
07PLRC-35	598,745.89	2,639,902.64	264.23	0	-90	140.82	PEZ-2007
07PLRC-36	598,698.99	2,639,950.48	268.80	0	-90	159.11	PEZ-2007
07PLRC-37	598,745.71	2,640,002.15	264.36	0	-90	165.20	PEZ-2007
07PLRC-38	598,613.42	2,639,892.20	278.14	0	-90	274.93	PEZ-2007
07PLRC-39	598,704.96	2,640,151.38	265.79	0	-90	238.35	PEZ-2007
07PLRC-40	598,650.46	2,639,896.56	274.24	0	-90	250.55	PEZ-2007
07PLRC-41	598,695.68	2,640,050.66	268.54	0	-90	201.78	PEZ-2007
07PLRC-42	598,597.07	2,640,189.79	272.20	0	-90	274.92	PEZ-2007
07PLRC-43	598,597.15	2,639,789.52	276.89	0	-90	274.92	PEZ-2007
07PLRC-44	598,806.16	2,639,947.31	260.62	0	-90	200.55	PEZ-2007
07PLRC-45	598,804.86	2,639,687.05	259.66	0	-90	92.05	PEZ-2007
07PLRC-46	598,756.70	2,639,615.64	266.79	0	-90	92.05	PEZ-2007
07PLRC-47	598,747.76	2,639,500.15	263.69	0	-90	98.15	PEZ-2007
07PLRC-48	598,686.74	2,639,806.35	269.73	0	-90	146.91	PEZ-2007
07PLRC-49	598,752.56	2,639,751.92	267.04	0	-90	122.53	PEZ-2007
07PLRC-50	598,556.11	2,639,702.68	274.91	0	-90	323.70	PEZ-2007
07PLRC-51	598,557.30	2,639,702.62	274.91	90	-70	323.70	PEZ-2007
07PLRC-52	598,548.37	2,639,492.31	271.41	90	-70	226.16	PEZ-2007
07PLRC-53	598,495.39	2,639,442.29	275.60	90	-67	231.65	PEZ-2007
07PLRC-54	598,571.70	2,639,397.33	270.47	0	-90	225.55	PEZ-2007
07PLRC-55	598,651.36	2,639,402.18	265.21	0	-90	201.17	PEZ-2007
07PLRC-56	598,600.09	2,639,349.72	266.38	0	-90	226.16	PEZ-2007
07PLRC-57	598,652.19	2,639,592.33	273.14	90	-63	201.78	PEZ-2007
07PLRC-58	598,601.55	2,639,538.85	271.02	90	-63	182.88	PEZ-2007
07PLRC-59	598,548.98	2,639,601.26	275.71	0	-90	341.99	PEZ-2007
07PLRC-60	598,551.89	2,639,643.31	276.79	90	-75	341.99	PEZ-2007
07PLRC-61	599,211.12	2,640,533.15	240.66	0	-90	64.01	PEZ-2007
07PLRC-62	598,549.57	2,639,746.34	277.10	90	-77	341.99	PEZ-2007
07PLRC-63	598,499.94	2,639,851.07	281.13	0	-90	341.99	PEZ-2007
07PLRC-64	599,210.09	2,640,533.86	240.67	0	-90	329.79	PEZ-2007
07PLRC-65	598,500.59	2,639,944.66	284.60	90	-73	341.99	PEZ-2007
07PLRC-66	598,893.65	2,639,475.67	253.68	0	-90	213.97	PEZ-2007
07PLRC-67	598,758.69	2,639,623.58	266.98	90	-60	207.87	PEZ-2007
07PLRC-68	598,608.13	2,639,952.59	275.17	90	-70	238.35	PEZ-2007
07PLRC-69	598,689.61	2,639,805.46	269.71	90	-65	207.88	PEZ-2007
07PLRC-70	598,657.75	2,639,501.51	268.63	90	-60	201.78	PEZ-2007
07PLRC-71	598,643.26	2,639,446.45	265.33	0	-90	207.87	PEZ-2007
07PLRC-72	598,547.15	2,639,493.32	271.57	0	-90	256.64	PEZ-2007
07PLRC-73	598,494.59	2,639,491.30	274.88	0	-90	299.31	PEZ-2007
07PLRC-74	598,869.08	2,639,102.25	252.30	60	-60	128.63	PEZ-2007
07PLRC-75	598,886.47	2,639,248.42	257.22	0	-90	250.55	PEZ-2007
07PLRC-76	598,505.43	2,640,032.75	284.85	90	-77	317.59	PEZ-2008
07PLRC-77	598,601.14	2,640,048.11	276.55	90	-75	268.83	PEZ-2008
07PLRC-78	598,496.49	2,639,752.01	280.20	0	-90	394.70	PEZ-2008
08PLRC-79	598,522.87	2,639,345.64	271.33	0	-90	249.94	PEZ-2008
08PLRC-80	598,547.81	2,639,297.33	271.61	0	-90	347.47	PEZ-2008
08PLRC-81	598,547.85	2,639,197.46	268.60	0	-90	317.60	PEZ-2008
08PLRC-82	598,501.25	2,639,599.23	277.66	0	-90	329.79	PEZ-2008
08PLRC-83	598,499.35	2,639,543.39	273.78	0	-90	335.89	PEZ-2008
08PLRC-84	598,499.69	2,639,690.49	279.28	0	-90	328.86	PEZ-2008
08PLRC-85	598,555.31	2,639,799.05	279.55	0	-90	341.07	PEZ-2008
08PLRC-86	598,550.29	2,639,898.81	282.95	0	-90	360.27	PEZ-2008
08PLRC-87	598,694.73	2,640,001.54	267.86	0	-90	262.74	PEZ-2008

81 of 98

APPENDIX I:
SAN ANTONIO COLLAR LOCATION

SAN ANTONIO REVERSE CIRCULATION DH COLLARS							
Drill Hole	Easting	Northing	Elev.	Az	Dip	Length (m)	Program
08PLRC-88	598,602.46	2,639,999.20	279.91	0	-90	347.70	PEZ-2008
08PLRC-89	598,552.60	2,640,001.28	282.53	0	-90	366.37	PEZ-2008
08PLRC-90	598,496.24	2,639,899.35	284.74	0	-90	300.00	PEZ-2008
08PLRC-91	598,496.32	2,639,797.06	280.18	0	-90	409.02	PEZ-2008
08PLRC-92	598,734.06	2,639,695.62	262.68	90	-70	165.20	PEZ-2008
08PLRC-93	598,747.45	2,639,546.84	266.40	0	-90	121.77	PEZ-2008
08PLRC-94	598,651.10	2,639,400.34	265.34	90	-60	238.35	PEZ-2008
08PLRC-95	598,798.56	2,639,495.06	258.71	0	-90	226.16	PEZ-2008
08PLRC-96	598,778.86	2,639,620.90	264.82	0	-90	122.53	PEZ-2008
08PLRC-97	598,673.67	2,639,617.92	272.68	90	-78	128.78	PEZ-2008
08PLRC-98	598,671.71	2,639,617.85	272.68	0	-90	152.70	PEZ-2008
08PLRC-99	598,798.22	2,639,621.70	261.99	90	-70	147.22	PEZ-2008
08PLRC-100	598,651.04	2,639,620.02	273.71	0	-90	219.76	PEZ-2008
08PLRC-101	598,626.37	2,639,620.36	274.64	0	-90	232.26	PEZ-2008
08PLRC-102	598,598.22	2,639,621.58	275.82	0	-90	274.91	PEZ-2008
08PLRC-103	598,598.04	2,639,790.47	276.89	90	-78	220.37	PEZ-2008
08PLRC-104	598,694.81	2,639,845.63	272.35	0	-90	152.70	PEZ-2008
08PLRC-105	598,650.83	2,639,772.00	274.53	0	-90	195.68	PEZ-2008
08PLRC-106	598,676.14	2,639,772.65	272.84	0	-90	177.39	PEZ-2008
08PLRC-107	598,697.58	2,639,774.68	272.52	0	-90	153.01	PEZ-2008
08PLRC-108	598,757.07	2,639,798.64	265.68	0	-90	128.62	PEZ-2008
08PLRC-109	598,752.66	2,640,151.22	263.80	0	-90	159.11	PEZ-2008
08PLRC-110	598,654.32	2,639,822.78	273.35	0	-90	195.68	PEZ-2008
08PLRC-111	598,674.60	2,639,823.94	272.49	0	-90	171.30	PEZ-2008
08PLRC-112	598,699.23	2,639,825.21	271.81	0	-90	146.91	PEZ-2008
08PLRC-113	598,701.64	2,640,097.33	268.21	0	-90	188.98	PEZ-2008
08PLRC-114	598,620.44	2,639,398.52	267.88	0	-90	220.06	PEZ-2008
08PLRC-115	598,652.86	2,639,345.68	268.80	0	-90	201.78	PEZ-2008
08PLRC-116	598,743.63	2,640,101.72	265.57	0	-90	201.16	PEZ-2008
08PLRC-117	598,448.75	2,639,198.22	273.79	0	-90	220.06	PEZ-2008
08PLRC-118	598,454.07	2,639,095.18	271.44	0	-90	220.07	PEZ-2008
08PLRC-119	598,754.72	2,640,049.13	265.05	0	-90	201.77	PEZ-2008
08PLRC-120	598,449.50	2,638,996.32	267.04	0	-90	159.11	PEZ-2008
08PLRC-121	598,876.11	2,639,445.51	256.92	0	-90	201.78	PEZ-2008
08PLRC-122	598,446.64	2,638,897.61	254.46	0	-90	134.72	PEZ-2008
08PLRC-123	598,898.83	2,639,650.02	254.64	0	-90	49.37	PEZ-2008
08PLRC-124	598,791.36	2,640,003.42	261.43	0	-90	195.68	PEZ-2008
08PLRC-125	598,389.65	2,638,794.39	259.97	0	-90	153.01	PEZ-2008
08PLRC-126	598,364.84	2,638,671.34	252.07	0	-90	128.63	PEZ-2008
08PLRC-127	598,857.60	2,639,649.13	258.04	0	-90	48.77	PEZ-2008
08PLRC-128	598,859.17	2,639,746.89	257.83	0	-90	48.77	PEZ-2008
08PLRC-129	598,604.66	2,640,102.81	275.56	0	-90	299.30	PEZ-2008
08LCRC-130	598,905.76	2,638,776.84	254.71	90	-70	171.30	PEZ-2008
08LCRC-131	599,000.88	2,638,598.54	250.19	0	-90	104.24	PEZ-2008
08LCRC-132	599,011.51	2,638,538.47	249.00	0	-90	110.34	PEZ-2008
08LCRC-133	598,993.38	2,638,487.35	248.05	0	-90	122.52	PEZ-2008
08LCRC-134	599,014.06	2,638,447.94	247.31	0	-90	128.62	PEZ-2008
08LCRC-135	599,030.29	2,638,391.98	245.79	0	-90	104.24	PEZ-2008
08LCRC-136	599,086.22	2,638,463.77	246.32	0	-90	67.66	PEZ-2008
08LCRC-137	599,045.31	2,638,494.51	247.84	0	-90	79.85	PEZ-2008
08LCRC-138	599,067.07	2,638,542.54	248.18	0	-90	61.57	PEZ-2008
08PLRC-139	598,631.62	2,639,646.42	274.55	90	-50	171.29	PEZ-2008
08PLRC-140	598,603.20	2,639,724.45	273.44	0	-90	153.01	PEZ-2008
08PLRC-141	598,626.13	2,639,724.67	273.29	90	-50	159.11	PEZ-2008
08PLRC-142	598,655.22	2,639,724.71	270.77	0	-90	128.63	PEZ-2008
08PLRC-143	598,676.21	2,639,724.81	270.09	0	-90	116.43	PEZ-2008
08PLRC-144	598,700.12	2,639,724.12	269.67	0	-90	110.34	PEZ-2008
08PLRC-145	598,722.56	2,639,724.77	269.26	0	-90	85.95	PEZ-2008
08PLRC-146	598,627.09	2,639,674.47	272.28	0	-90	98.15	PEZ-2008

SAN ANTONIO REVERSE CIRCULATION DH COLLARS							
Drill Hole	Easting	Northing	Elev.	Az	Dip	Length (m)	Program
08PLRC-147	598,648.85	2,639,673.91	272.03	0	-90	104.24	PEZ-2008
08PLRC-148	598,675.14	2,639,674.14	270.66	0	-90	79.86	PEZ-2008
08PLRC-149	598,699.96	2,639,673.37	269.72	0	-90	98.15	PEZ-2008
08PLRC-150	598,705.12	2,639,686.66	265.71	90	-65	98.15	PEZ-2008
08PLRC-151	598,683.33	2,639,701.22	264.12	0	-90	79.86	PEZ-2008
08PLRC-152	598,681.42	2,639,747.10	272.19	0	-90	98.15	PEZ-2008
08PLRC-153	598,597.69	2,639,773.69	277.09	0	-90	73.76	PEZ-2008
08PLRC-154	598,627.30	2,639,770.69	275.91	0	-90	92.04	PEZ-2008
08PLRC-155	598,670.33	2,639,873.86	273.01	0	-90	104.24	PEZ-2008
08PLRC-156	598,700.49	2,639,872.11	269.38	0	-90	104.24	PEZ-2008
08PLRC-157	598,721.05	2,639,672.25	268.94	0	-90	92.04	PEZ-2008
08PLRC-158	598,625.34	2,639,823.55	272.68	0	-90	116.43	PEZ-2008
08PLRC-159	598,600.61	2,639,538.86	271.05	90	-70	104.24	PEZ-2008
08PLRC-160	598,699.86	2,639,495.51	266.05	90	-66	92.04	PEZ-2008
08PLRC-161	598,652.77	2,639,871.81	274.95	0	-90	104.24	PEZ-2008
08PLRC-162	598,684.06	2,639,891.66	270.11	0	-90	116.43	PEZ-2008
08PLRC-163	598,728.91	2,639,874.71	266.32	0	-90	110.33	PEZ-2008
08PLRC-164	598,751.18	2,639,397.23	264.92	0	-90	92.04	PEZ-2008
08PLRC-165	598,724.26	2,639,472.92	263.57	0	-90	92.04	PEZ-2008
08PLRC-166	598,825.22	2,639,598.39	261.60	0	-90	37.19	PEZ-2008
08PLRC-167	598,777.72	2,639,600.79	263.51	0	-90	98.14	PEZ-2008
08PLRC-168	598,198.66	2,638,799.41	269.83	0	-90	177.39	PEZ-2008

82 of 98

APPENDIX I:

SAN ANTONIO COLLAR LOCATION

SAN ANTONIO CORE DH COLLARS							
Drill Hole	Easting	Northing	Elev.	Az	Dip	Length (m)	Program
LCDD-09	598,386.32	2,638,555.87	264.10	90	-50	117.65	PEZ-2007
LCDD-11	598,412.31	2,638,443.00	278.68	90	-50	182.88	PEZ-2007
LCDD-12	598,355.69	2,638,442.50	290.04	90	-50	172.82	PEZ-2007
LCDD-13	598,413.76	2,638,646.11	253.12	90	-50	182.88	PEZ-2007
LCDD-18	598,504.34	2,639,750.71	279.85	90	-50	187.60	PEZ-2007
LCDD-19	598,598.51	2,639,756.02	276.30	90	-50	114.00	PEZ-2007
LCDD-20	598,605.01	2,639,850.50	278.33	90	-50	96.62	PEZ-2007
LCDD-22	598,300.00	2,638,397.00	290.00	90	-70	166.73	PEZ-2007
LCW-01	598,791.81	2,638,548.50	259.67	0	-90	81.69	PEZ-2007
LCW-02	598,835.69	2,638,546.75	255.91	0	-90	51.82	PEZ-2007
LCW-03	598,936.00	2,638,548.00	250.50	0	-90	51.82	PEZ-2007
LCW-04	599,034.00	2,638,548.00	248.65	0	-90	51.82	PEZ-2007
LCW-05	599,037.00	2,638,453.00	246.57	0	-90	51.94	PEZ-2007
LCW-06B	598,937.19	2,638,448.00	249.97	270	-70	51.82	PEZ-2007
LCW-07	598,883.00	2,638,451.00	251.53	270	-70	51.82	PEZ-2007
LCW-08	598,784.81	2,638,450.00	253.63	0	-90	31.70	PEZ-2007
LCW-21	598,766.00	2,638,552.00	260.00	270	-70	51.82	PEZ-2007
LCW-24	598,616.34	2,639,704.49	271.91	90	-70	51.82	PEZ-2007
08FADD-01	596,832.81	2,639,394.04	342.68	0	-90	316.95	PEZ-2008
08FADD-02	596,694.94	2,639,796.92	371.51	0	-90	108.25	PEZ-2008
08FADD-03	596,798.48	2,639,865.20	362.24	0	-90	386.55	PEZ-2008
08FADD-04	596,873.88	2,640,707.84	370.94	0	-90	300.15	PEZ-2008
08FADD-05	596,510.11	2,639,399.07	368.03	0	-90	146.90	PEZ-2008
08LCDD-25	598,430.78	2,638,344.93	284.73	90	-60	84.75	PEZ-2008
08LCDD-26	598,443.54	2,638,498.48	269.38	90	-60	100.35	PEZ-2008
08LCDD-27	598,455.12	2,638,607.87	267.32	90	-60	100.35	PEZ-2008
08LCDD-28	598,489.17	2,638,398.10	278.74	90	-60	85.10	PEZ-2008
08LCDD-29	598,407.55	2,638,392.68	293.31	90	-60	100.00	PEZ-2008
08LCDD-30	598,454.87	2,638,445.37	278.08	90	-53	75.95	PEZ-2008
08LCDD-31	598,438.77	2,638,553.76	264.43	90	-60	66.95	PEZ-2008
08PLDD-10	598,646.52	2,639,791.68	274.52	0	-90	222.70	PEZ-2008
08PLDD-14	598,554.58	2,639,550.17	271.91	0	-90	245.00	PEZ-2008
08PLDD-15	598,804.23	2,639,684.10	259.60	0	-90	205.65	PEZ-2008
08PLDD-16	598,613.76	2,639,889.99	278.07	0	-90	274.10	PEZ-2008
08PLDD-17	598,554.00	2,639,707.00	282.00	0	-90	329.15	PEZ-2008
08PLDD-23	598,745.89	2,639,902.64	264.23	0	-90	214.40	PEZ-2008
08PLDD-32	598,671.75	2,639,647.89	272.61	0	-90	90.70	PEZ-2008
08PLDD-33	598,676.35	2,639,553.21	270.31	0	-90	135.15	PEZ-2008
08PLDD-34	598,723.44	2,639,598.32	269.43	0	-90	94.10	PEZ-2008
08PLDD-35	598,768.37	2,639,651.37	265.92	0	-90	67.00	PEZ-2008
08PLDD-36	598,641.92	2,639,471.96	266.62	0	-90	173.51	PEZ-2008
08PLDD-37	598,551.22	2,639,492.58	271.47	90	-45	142.65	PEZ-2008
08VIDD-01	597,244.62	2,641,580.24	329.81	250	-60	112.30	PEZ-2008

83 of 98

APPENDIX II
SUMMARY OF RESULTS

84 of 98

APPENDIX II:
SUMMARY OF RESULTS

- Intervals shown are calculated at a 0.25ppm Au cutoff and no high grade capping. No more than 3 low-grade or barren consecutive samples were averaged.
- Thicknesses shown are not true widths. The mineralized zone dips about -45 degrees to the west. Holes oriented -45 degrees to the east will show a thickness close to true width.
- Pediment drillholes vary in orientation from -45 degrees to the east to vertical. Please refer to Appendix I for complete collar table.

Drill Hole	From (m)	To (m)	Length (m)	Au (ppm)
PLRC-01	16.76	41.15	24.39	1.20
and	89.92	149.35	59.43	1.58
including	105.16	109.73	4.57	3.08
including	126.49	131.06	4.57	3.14
PLRC-02	43.59	74.07	30.48	1.77
including	45.11	46.63	1.52	6.14
including	63.40	64.92	1.52	3.74
and	104.55	110.64	6.10	1.08
PLRC-03	42.06	49.68	7.62	0.43
and	55.78	90.83	35.05	2.24
including	58.83	66.45	7.62	4.51
and	95.40	116.74	21.34	0.62
PLRC-04	57.30	80.16	22.86	1.16
including	58.83	60.35	1.52	7.09
and	106.07	124.36	18.29	0.66
and	125.88	135.03	9.14	0.26
and	136.55	177.70	41.15	2.27
including	138.07	144.17	6.10	5.62
PLRC-05	2.44	7.01	4.57	0.86
and	71.02	89.31	18.29	2.28
including	77.11	81.69	4.58	7.68
and	103.02	118.26	15.24	2.00
including	103.02	106.07	3.05	7.27
and	128.93	191.41	62.48	1.36
including	171.60	185.32	13.72	4.87
PLRC-06	NO SIGNIFICANT MINERALIZATION			
PLRC-07	53.64	59.74	6.10	0.30
and	218.24	302.36	84.12	3.79
including	227.38	239.57	12.19	19.87
including	251.76	263.96	12.20	2.37
including	268.43	302.36	33.93	0.89
PLRC-08	NO SAMP. - OVERBURDEN MATERIAL			
PLRC-09	155.75	237.13	81.38	2.02
including	184.71	205.13	20.42	5.43
PLRC-10	241.71	255.42	13.71	1.41
PLRC-11	100.89	166.42	65.53	0.72
and	172.52	184.71	12.19	0.66
and	207.57	244.14	36.57	0.98
PLRC-12	78.33	111.86	33.53	2.68
including	79.86	87.48	7.62	8.77
PLRC-13	66.14	107.29	41.15	0.91
including	73.76	79.86	6.10	1.86

Drill Hole	From (m)	To (m)	Length (m)	Au (ppm)
PLRC-14	25.00	58.50	33.50	0.59
and	66.10	82.90	16.80	0.59
PLRC-15	11.30	29.60	18.30	0.50
and	54.00	70.70	16.70	0.67
PLRC-16	17.40	26.50	9.10	1.02
and	37.20	47.90	10.70	0.54
and	93.60	105.80	12.20	1.15
including	98.20	99.70	1.50	4.47
and	121.00	172.80	51.80	1.70
including	139.30	151.50	12.20	3.52
PLRC-17	73.80	104.20	30.40	1.27
including	85.90	90.50	4.60	4.64
and	127.10	215.50	88.40	1.05
including	166.70	174.40	7.70	3.56
PLRC-18	172.82	262.74	89.92	1.05
including	195.68	203.30	7.62	5.55
PLRC-19	3.70	14.30	10.60	0.27
and	20.40	28.10	7.70	0.48
and	37.20	44.80	7.60	0.72
and	52.40	55.40	3.00	1.77
PLRC-20	20.42	53.95	33.53	3.29
including	32.61	38.71	6.10	15.14
and	61.57	79.86	18.29	1.12
and	87.48	172.82	85.34	1.37
including	145.39	151.49	6.10	5.26
PLRC-21	14.30	23.50	9.20	0.66
and	32.60	90.50	57.90	1.11
including	52.40	55.50	3.10	6.69
and	96.60	148.40	51.80	2.09
including	124.10	133.20	9.10	8.05
PLRC-22	5.00	9.60	4.60	1.01
and	24.80	27.80	3.00	0.37
and	53.60	64.30	10.70	0.57
and	78.00	138.80	60.80	1.11
PLRC-23	18.60	24.60	6.00	1.31
and	45.90	67.20	21.30	0.99
including	53.50	55.00	1.50	5.39
PLRC-24	15.80	21.90	6.10	1.24
and	38.60	47.70	9.10	0.46
and	52.30	64.40	12.10	1.36
and	91.80	94.80	3.00	0.40
and	102.40	116.10	13.70	0.58
and	123.70	205.80	82.10	0.99
including	192.10	193.60	1.50	5.98

85 of 98

APPENDIX II:
SUMMARY OF RESULTS

- Intervals shown are calculated at a 0.25ppm Au cutoff and no high grade capping. No more than 3 low-grade or barren consecutive samples were averaged.
- Thicknesses shown are not true widths. The mineralized zone dips about -45 degrees to the west. Holes oriented -45 degrees to the east will show a thickness close to true width.
- Pediment drillholes vary in orientation from -45 degrees to the east to vertical. Please refer to Appendix I for complete collar table.

Drill Hole	From (m)	To (m)	Length (m)	Au (ppm)
PLRC-25	55.20	58.20	3.00	0.42
and	64.20	152.40	88.20	2.44
including	71.90	91.60	19.70	5.09
and including	131.20	137.20	6.00	3.59
PLRC-26	29.20	30.70	1.50	2.01
and	41.40	47.40	6.00	0.97
PLRC-27	62.70	73.40	10.70	1.99
including	65.80	67.30	1.50	5.69
PLRC-28	85.52	114.4	28.88	1.51
including	85.52	91.6	6.08	3.55
PLRC-29	64.4	122.2	57.80	1.13
including	75	76.5	1.50	8.13
PLRC-31	40	75	35.00	1.42
and	90.2	129.7	39.50	1.38
including	61.3	64.3	3.00	4.93
PLRC-32	1.9	15.7	13.80	0.95
including	49	70.3	21.30	0.90
PLRC-33	138.4	200.9	62.50	1.31
PLRC-34	55.5	98.2	42.70	1.87
and	104.2	110.3	6.10	1.00
and	114.9	133.2	18.30	0.71
including	72.2	79.9	7.70	6.50
PLRC-35	81.4	107.3	25.90	0.48
and	113.4	133.2	19.80	1.10
PLRC-36	95.1	151.5	56.40	1.17
including	131.7	145.4	13.70	3.00
including	134.7	136.2	1.50	7.93
PLRC-37	116.4	159.1	42.70	1.16
PLRC-38	104.24	192.63	88.39	1.13
and	198.73	233.78	35.05	0.71
PLRC-39	145.39	172.82	27.43	1.23
PLRC-40	24.99	28.04	3.05	2.71
including	24.99	26.52	1.53	5.02
and	44.81	52.43	7.62	0.36
and	66.14	69.19	3.05	0.71
and	81.38	107.29	25.91	2.13
and	119.48	128.63	9.15	0.53
and	134.72	139.29	4.57	0.64
and	148.44	180.44	32.00	0.78

Drill Hole	From (m)	To (m)	Length (m)	Au (ppm)
PLRC-41	128.63	177.39	48.77	1.49
including	128.60	137.70	9.10	3.07
PLRC-42	84.4	96.6	12.20	0.68
PLRC-43	43.27	63.08	19.81	1.23
including	56.98	61.56	4.58	4.02
and	84.42	87.46	3.04	0.60
and	98.13	134.71	36.58	1.02
including	127.09	130.14	3.05	4.65
and	140.80	174.33	33.53	1.02
including	154.52	156.04	1.52	5.45
and	180.43	249.01	68.58	1.01
including	186.52	188.05	1.53	8.57
including	218.53	220.05	1.52	3.72
PLRC-44	NO SIGNIFICANT MINERALIZATION			
PLRC-45	32.61	69.19	36.58	0.82
PLRC-46	20.42	23.47	3.05	1.04
and	34.14	52.43	18.29	1.56
PLRC-47	26.5	49.4	22.90	0.64
PLRC-48	11.3	31.1	19.80	1.39
and	37.2	41.8	4.60	1.08
and	55.5	79.9	24.40	0.83
and	87.5	134.7	47.20	2.21
PLRC-49	55.47	98.15	42.68	1.53
including	58.52	64.62	6.10	5.07
PLRC-50	145.4	150	4.60	0.70
and	171.3	247.5	76.20	1.52
including	175.9	180.4	4.50	10.40
and	253.6	274.9	21.30	1.01
PLRC-51	82.91	134.72	51.82	1.49
including	82.91	87.48	4.57	10.41
and	142.34	149.96	7.62	0.29
and	154.53	207.87	53.34	1.79
including	159.11	162.15	3.05	7.13
including	177.39	178.92	1.52	3.41
including	200.25	201.78	1.52	9.70
and	212.45	215.49	3.05	0.42
PLRC-52	38.7	52.4	13.70	0.80
and	58.5	75.3	16.80	0.51
and	102.7	168.3	65.60	0.92

86 of 98

APPENDIX II:
SUMMARY OF RESULTS

+ Intervals shown are calculated at a 0.25ppm Au cutoff and no high grade capping. No more than 3 low-grade or barren consecutive samples were averaged.
+ Thicknesses shown are not true widths. The mineralized zone dips about -45 degrees to the west. Holes oriented -45 degrees to the east will show a thickness close to true width.
+ Pediment drillholes vary in orientation from -45 degrees to the east to vertical. Please refer to Appendix I for complete collar table.

Drill Hole	From (m)	To (m)	Length (m)	Au (ppm)
PLRC-53	96.01	100.58	4.57	0.64
and	109.73	118.87	9.14	0.82
and	132.59	140.21	7.62	0.50
and	150.88	176.78	25.91	0.56
and	182.88	190.50	7.62	1.00
and	208.79	216.41	7.62	0.25
PLRC-54	42.67	51.82	9.15	2.54
including	45.72	48.77	3.05	6.27
and	70.10	76.20	6.10	0.39
and	117.35	140.21	22.86	1.04
including	117.35	118.87	1.52	3.49
including	134.11	135.64	1.53	3.18
and	175.26	178.31	3.05	0.33
PLRC-55	27.4	36.6	9.20	1.54
and	64	74.7	10.70	0.41
and	82.3	85.3	3.00	0.61
and	118.9	123.4	4.50	0.90
PLRC-56	12.80	24.99	12.19	0.61
and	70.71	82.91	12.19	1.51
including	75.29	78.33	3.05	4.02
and	125.58	131.67	6.10	0.69
PLRC-57	43.3	102.7	59.40	1.07
and	110.3	116.40	6.10	0.38
PLRC-58	75.30	146.90	71.60	1.47
PLRC-59	87.48	95.10	7.62	0.97
including	93.57	95.10	1.52	3.16
and	124.05	178.92	54.86	2.88
including	124.05	134.72	10.67	11.79
and	194.16	200.25	6.10	0.68
and	209.40	239.88	30.48	0.94
PLRC-60	90.53	117.96	27.43	2.77
including	101.19	107.29	6.10	8.48
and	124.05	142.34	18.29	0.71
and	149.96	210.92	60.96	0.57
and	218.54	224.64	6.10	0.53
PLRC-61	NO SIGNIFICANT MINERALIZATION			
PLRC-62	110.3	160.6	50.30	4.00
including	130.2	146.9	16.70	10.80
or	130.2	140.8	10.60	13.30
or	130.2	133.2	3.00	18.70
and	166.7	180.4	13.70	1.10
and	188.1	238.4	50.30	1.00
including	223.1	230.7	7.60	3.00
PLRC-63	130.10	137.80	7.70	4.78
and	287.10	323.70	36.60	0.62

Drill Hole	From (m)	To (m)	Length (m)	Au (ppm)
PLRC-64	NO SIGNIFICANT MINERALIZATION			
PLRC-65	117.96	128.63	10.67	1.85
including	124.05	125.58	1.52	3.58
and	273.41	305.41	32.00	0.78
including	299.31	300.84	1.52	4.28
PLRC-66	93.57	95.10	1.52	1.14
and	127.10	137.77	10.67	0.40
PLRC-67	21.90	26.50	4.60	0.81
and	38.70	64.60	25.90	0.80
PLRC-68	114.90	178.90	64.00	1.64
including	139.30	140.80	1.50	17.40
PLRC-69	11.30	26.50	15.20	0.34
and	49.40	70.70	21.30	0.40
and	90.50	119.50	29.00	1.47
including	107.30	108.80	1.50	8.42
PLRC-70	25.00	55.50	30.50	0.66
and	70.70	84.40	13.70	1.52
PLRC-71	47.80	63.10	15.30	0.63
and	99.70	110.70	11.00	0.36
and	114.90	124.00	9.10	0.67
PLRC-72	84.40	108.80	24.40	1.06
and	122.50	177.40	54.90	0.98
and	188.10	196.70	8.60	0.76
and	212.40	217.00	4.60	0.68
PLRC-73	75.29	78.33	3.05	0.66
and	116.43	133.20	16.76	3.67
including	122.53	128.63	6.10	8.99
and	162.15	165.20	3.05	0.38
and	171.30	212.45	41.15	0.88
PLRC-74	NO SIGNIFICANT MINERALIZATION			
PLRC-75	181.97	183.49	1.52	1.56
PLRC-76	242.93	245.97	3.05	0.45
and	288.63	291.68	3.05	0.30
and	296.25	309.97	13.71	0.88
PLRC-77	183.49	212.45	28.96	0.80
PLRC-78	336.52	344.14	7.62	0.51
PLRC-79	89.00	140.82	51.82	0.45
PLRC-80	NO SIGNIFICANT MINERALIZATION			

87 of 98

APPENDIX II:
SUMMARY OF RESULTS

+ Intervals shown are calculated at a 0.25ppm Au cutoff and no high grade capping. No more than 3 low-grade or barren consecutive samples were averaged.
+ Thicknesses shown are not true widths. The mineralized zone dips about -45 degrees to the west. Holes oriented -45 degrees to the east will show a thickness close to true width.
+ Pediment drillholes vary in orientation from -45 degrees to the east to vertical. Please refer to Appendix I for complete collar table.

Drill Hole	From (m)	To (m)	Length (m)	Au (ppm)
PLRC-81	NO SIGNIFICANT MINERALIZATION			
PLRC-82	153.01	159.11	6.10	0.62
and	210.92	236.84	25.92	0.75
PLRC-83	189.59	212.45	22.86	0.53
and	223.11	236.84	13.73	1.25
PLRC-84	197.21	198.73	1.52	1.32
and	217.02	218.54	1.52	1.74
and	267.30	301.44	34.14	1.09
including	283.16	284.68	1.52	3.22
and	315.15	318.20	3.05	1.03
PLRC-85	162.15	172.82	10.67	0.32
and	183.49	227.69	44.20	1.07
and	233.78	287.71	53.93	0.62
including	242.93	244.45	1.52	3.98
PLRC-86	76.81	81.38	4.57	2.16
including	78.33	79.86	1.52	4.29
and	249.62	255.72	6.10	1.53
including	251.14	252.67	1.52	4.11
and	277.04	284.66	7.62	0.60
and	306.93	313.03	6.10	0.61
PLRC-87	47.85	49.38	1.52	1.34
and	105.77	159.11	53.34	1.47
including	105.77	108.81	3.05	6.06
including	124.05	125.58	1.52	3.96
including	131.67	134.72	3.05	3.75
PLRC-88	171.30	180.44	9.14	1.09
and	195.68	203.30	7.62	0.35
and	217.02	262.74	45.72	1.07
including	236.83	238.35	1.52	7.47
including	261.21	262.74	1.52	3.95
PLRC-89	47.85	52.43	4.57	1.07
and	239.87	242.92	3.05	1.00
and	288.62	291.67	3.05	0.57
and	306.93	313.03	6.10	1.02
PLRC-90	218.54	220.07	1.52	1.64
and	227.69	232.25	4.57	0.51
PLRC-91	92.05	99.67	7.62	0.36
and	343.49	348.06	4.57	2.64
including	345.01	346.54	1.52	7.02
PLRC-92	38.71	93.57	54.86	1.62
including	43.28	47.85	4.57	8.11
including	66.14	67.67	1.52	3.79
PLRC-93	40.23	50.90	10.67	0.94

Drill Hole	From (m)	To (m)	Length (m)	Au (ppm)
PLRC-94	18.90	53.95	35.05	0.67
and	61.57	81.38	19.81	1.24
including	73.76	75.29	1.52	5.37
and	95.10	98.15	3.05	0.78
PLRC-95	18.90	32.61	13.72	0.84
including	20.42	21.95	1.52	3.04
PLRC-96	15.85	18.90	3.05	0.86
and	35.66	43.28	7.62	1.25
PLRC-97	26.67	110.49	83.82	1.25
including	40.39	41.91	1.52	4.36
including	58.67	60.20	1.52	5.26
including	63.25	64.77	1.52	3.88
PLRC-98	36.88	132.89	96.01	1.61
including	36.88	38.40	1.52	3.58
including	87.17	111.56	24.38	3.05
PLRC-99	40.54	58.83	18.29	0.63
PLRC-100	53.64	61.26	7.62	0.51
and	65.84	151.49	85.65	1.75
including	71.93	76.50	4.57	4.83
including	79.55	81.08	1.52	4.53
including	94.79	97.84	3.05	4.45
including	100.89	103.94	3.05	3.41
including	134.42	135.94	1.52	3.26
PLRC-101	79.86	90.53	10.67	1.55
including	85.95	87.48	1.52	4.78
and	104.24	122.53	18.29	0.81
and	128.63	191.11	62.48	1.34
PLRC-102	23.47	28.04	4.57	0.54
and	32.61	35.66	3.05	0.82
and	46.33	49.38	3.05	0.63
and	122.53	207.87	85.34	0.79
PLRC-103	28.35	31.39	3.05	0.71
and	37.49	46.63	9.14	0.83
and	54.25	63.40	9.14	0.52
and	71.02	118.26	47.24	4.86
including	74.07	96.93	22.86	8.54
including	113.69	116.74	3.05	3.95
and	122.83	150.27	27.43	0.66
including	145.69	147.22	1.52	3.26
and	156.36	195.99	39.62	2.20
including	157.89	159.41	1.52	3.67
including	163.98	165.51	1.52	8.74
including	176.17	177.70	1.52	7.09
including	182.27	188.37	6.10	4.41

88 of 98

APPENDIX II:
SUMMARY OF RESULTS

- Intervals shown are calculated at a 0.25ppm Au cutoff and no high grade capping. No more than 3 low-grade or barren consecutive samples were averaged.
- Thicknesses shown are not true widths. The mineralized zone dips about -45 degrees to the west. Holes oriented -45 degrees to the east will show a thickness close to true width.
- Pediment drillholes vary in orientation from -45 degrees to the east to vertical. Please refer to Appendix I for complete collar table.

Drill Hole	From (m)	To (m)	Length (m)	Au (ppm)
PLRC-104	33.83	47.55	13.72	0.89
and	52.12	55.17	3.05	0.66
and	64.31	68.88	4.57	0.74
and	73.46	81.08	7.62	0.50
and	93.27	99.36	6.10	0.52
and	113.08	129.84	16.76	3.46
including	119.18	126.80	7.62	5.87
PLRC-105	12.80	28.04	15.24	0.87
and	37.19	46.33	9.14	0.70
and	61.57	81.38	19.81	0.81
and	85.95	89.00	3.05	0.91
and	95.10	171.30	76.20	3.58
including	153.01	166.73	13.72	16.28
PLRC-106	18.90	34.14	15.24	1.07
and	44.81	64.62	19.81	0.68
and	75.29	127.10	51.82	1.25
including	75.29	76.81	1.52	4.44
including	119.48	124.05	4.57	4.57
PLRC-107	37.19	43.28	6.10	1.38
and	53.95	60.05	6.10	1.10
and	76.81	81.38	4.57	0.88
and	93.57	117.96	24.38	1.00
including	95.10	96.62	1.52	3.13
PLRC-108	81.38	107.29	25.91	2.51
including	82.90	95.09	12.19	4.29
PLRC-109	NO SAMP. - OVERBURDEN MATERIAL			
PLRC-110	35.66	78.33	42.67	1.10
including	41.76	44.81	3.05	5.60
and	102.72	110.34	7.62	1.06
and	124.05	165.20	41.15	0.69
PLRC-111	35.66	46.33	10.67	2.02
including	35.66	37.19	1.52	5.97
and	61.57	78.33	16.76	0.87
including	75.29	76.81	1.52	3.24
and	99.67	104.24	4.57	1.32
and	119.48	149.96	30.48	1.74
including	125.58	127.10	1.52	3.06
including	143.87	146.91	3.05	7.26
PLRC-112	63.09	81.38	18.29	0.86
and	90.53	125.58	35.05	2.01
including	113.39	124.05	10.67	5.80
PLRC-113	143.26	170.69	27.43	1.37
and	144.78	146.30	1.52	3.20

Drill Hole	From (m)	To (m)	Length (m)	Au (ppm)
PLRC-114	64.62	70.71	6.10	1.66
and	84.43	92.05	7.62	0.71
and	134.72	139.29	4.57	0.66
PLRC-115	21.95	40.23	18.29	0.80
and	92.05	98.15	6.10	0.43
PLRC-116	167.64	176.78	9.14	0.32
PLRC-117	17.37	41.76	24.38	0.87
and	52.43	79.86	27.43	1.14
and	85.95	92.05	6.10	1.39
including	87.48	89.00	1.52	3.54
and	98.15	107.29	9.14	1.59
including	102.72	104.24	1.52	3.35
and	128.63	133.20	4.57	0.45
and	166.73	174.35	7.62	0.47
and	185.01	192.63	7.62	0.44
PLRC-118	8.23	12.80	4.57	0.92
and	23.47	26.52	3.05	0.66
and	44.81	47.85	3.05	0.65
and	69.19	89.00	19.81	1.02
PLRC-119	145.38	174.34	28.96	0.81
PLRC-120	60.05	63.09	3.05	0.48
PLRC-121	26.52	29.56	3.05	2.85
including	26.52	28.04	1.52	5.01
PLRC-122	20.42	29.57	9.14	0.32
and	90.53	113.39	22.86	0.63
PLRC-123	NO SAMP. - OVERBURDEN MATERIAL			
PLRC-124	163.67	181.96	18.29	0.82
PLRC-125	29.57	70.71	41.15	0.95
PLRC-126	73.76	108.81	35.05	1.28
including	107.29	108.81	1.52	8.08
PLRC-127	NO SAMP. - OVERBURDEN MATERIAL			
PLRC-128	NO SAMP. - OVERBURDEN MATERIAL			
PLRC-129	195.68	209.40	13.72	0.53
and	217.02	221.59	4.57	0.84
LCRC-130	NO SIGNIFICANT MINERALIZATION			
LCRC-131	5.18	12.80	7.62	0.26
and	67.67	75.29	7.62	0.35

89 of 98

APPENDIX II:
SUMMARY OF RESULTS

- Intervals shown are calculated at a 0.25ppm Au cutoff and no high grade capping. No more than 3 low-grade or barren consecutive samples were averaged.
- Thicknesses shown are not true widths. The mineralized zone dips about -45 degrees to the west. Holes oriented -45 degrees to the east will show a thickness close to true width.
- Pediment drillholes vary in orientation from -45 degrees to the east to vertical. Please refer to Appendix I for complete collar table.

Drill Hole	From (m)	To (m)	Length (m)	Au (ppm)
LCRC-132	79.86	89.00	9.14	0.31
LCRC-133	NO SIGNIFICANT MINERALIZATION			
LCRC-134	3.66	6.71	3.05	0.46
and	75.29	78.33	3.05	0.63
LCRC-135	20.42	24.99	4.57	1.40
LCRC-136	NO SIGNIFICANT MINERALIZATION			
LCRC-137	18.90	37.19	18.29	0.50
LCRC-138	37.19	40.23	3.05	1.61
PLRC-139	55.47	128.63	73.15	1.17
including	79.86	85.95	6.10	5.83
PLRC-140	31.09	87.48	56.39	1.44
including	43.28	49.38	6.10	16.92
including	85.95	87.48	1.52	3.57
and	92.05	95.10	3.05	0.49
and	99.67	104.24	4.57	0.67
and	111.86	153.01	41.15	0.76
PLRC-141	18.90	26.52	7.62	0.56
and	46.33	84.43	38.10	0.62
and	89.00	93.57	4.57	0.57
and	114.91	159.11	44.20	1.80
including	146.91	156.06	9.14	5.56
PLRC-142	20.42	23.47	3.05	0.77
and	41.76	47.85	6.10	1.13
and	50.90	53.95	3.05	0.61
and	66.14	70.71	4.57	0.62
and	79.86	101.19	21.34	1.18
and	113.39	128.63	15.24	0.96
PLRC-143	11.28	18.90	7.62	0.70
and	32.61	37.19	4.57	0.61
and	64.62	69.19	4.57	2.49
including	64.62	66.14	1.52	6.00
and	73.76	85.95	12.19	0.98
and	92.05	96.62	4.57	1.07
and	101.19	116.43	15.24	2.72
including	107.29	110.34	3.05	8.90
PLRC-144	57.00	93.57	36.58	0.89
and	104.24	110.34	6.10	0.39
PLRC-145	55.47	85.95	30.48	1.25
including	78.33	79.86	1.52	5.73
PLRC-146	37.19	41.76	4.57	0.52
and	85.95	92.05	6.10	0.52

Drill Hole	From (m)	To (m)	Length (m)	Au (ppm)
PLRC-147	55.47	61.57	6.10	0.51
and	64.62	69.19	4.57	0.75
and	75.29	81.38	6.10	0.80
and	90.53	104.24	13.72	2.12
including	102.72	104.24	1.52	7.50
PLRC-148	49.38	79.86	30.48	1.21
PLRC-149	43.28	98.15	54.86	1.19
including	52.43	53.95	1.52	3.54
including	69.19	70.71	1.52	3.34
PLRC-150	47.85	90.53	42.67	1.47
PLRC-151	41.76	79.86	38.10	2.02
including	47.85	49.38	1.52	3.26
including	50.90	52.43	1.52	19.50
including	72.24	73.76	1.52	3.29
PLRC-152	41.76	50.90	9.14	1.44
including	47.85	49.38	1.52	3.10
and	58.52	87.48	28.96	1.32
and	92.05	98.15	6.10	0.63
PLRC-153	37.19	73.76	36.58	0.54
PLRC-154	29.57	92.05	62.48	0.76
including	46.33	47.85	1.52	3.27
PLRC-155	69.19	95.10	25.91	4.89
including	76.81	79.86	3.05	33.95
and	102.72	104.24	1.52	1.21
PLRC-156	32.61	37.19	4.57	0.57
and	40.23	67.67	27.43	1.23
including	40.23	43.28	3.05	6.61
and	82.91	89.00	6.10	1.16
and	95.10	98.15	3.05	1.15
PLRC-157	41.76	84.43	42.67	1.30
including	43.28	44.81	1.52	5.97
including	52.43	53.95	1.52	3.53
PLRC-158	8.23	12.80	4.57	0.48
and	38.71	41.76	3.05	1.16
and	61.57	92.05	30.48	4.48
including	63.09	73.76	10.67	11.49
PLRC-159	47.85	52.43	4.57	0.49
and	73.76	104.24	30.48	1.05
PLRC-160	21.95	26.52	4.57	0.83
and	41.76	53.95	12.19	1.21
including	52.43	53.95	1.52	5.36

90 of 98

APPENDIX II:
SUMMARY OF RESULTS

+ Intervals shown are calculated at a 0.25ppm Au cutoff and no high grade capping. No more than 3 low-grade or barren consecutive samples were averaged.
+ Thicknesses shown are not true widths. The mineralized zone dips about -45 degrees to the west. Holes oriented -45 degrees to the east will show a thickness close to true width.
+ Pediment drillholes vary in orientation from -45 degrees to the east to vertical. Please refer to Appendix I for complete collar table.

Drill Hole	From (m)	To (m)	Length (m)	Au (ppm)
PLRC-161	11.28	12.80	1.52	1.45
and	35.66	37.19	1.52	1.74
and	53.95	58.52	4.57	0.64
and	78.33	92.05	13.72	3.85
including	82.91	85.95	3.05	12.98
PLRC-162	49.38	116.43	67.06	0.66
including	81.38	82.91	1.52	4.48
PLRC-163	37.19	72.24	35.05	1.50
including	41.76	43.28	1.52	7.47
including	58.52	61.57	3.05	5.15
and	78.33	107.29	28.96	0.74
PLRC-164	6.71	14.33	7.62	0.94
PLRC-165	5.18	14.33	9.14	0.62
and	28.04	31.09	3.05	0.52
and	38.71	58.52	19.81	0.70
PLRC-166	NO SIGNIFICANT MINERALIZATION			
PLRC-167	6.71	15.85	9.14	0.79
and	32.61	43.28	10.67	0.62
and	57.00	66.14	9.14	0.57
and	69.19	78.33	9.14	0.32
PLRC-168	NO SIGNIFICANT MINERALIZATION			
CORE DRILLING RESULTS				
LCDD-09	48.16	81.08	32.92	1.23
including	49.99	53.64	3.65	3.91
LCDD-11	32.8	57.9	25.10	1.09
including	33.5	39.6	6.10	2.35
and	76.2	85.3	9.10	0.90
and	150.9	158.5	7.60	1.20
LCDD-12	82.3	100.6	18.30	1.13
and	104.2	**113.4**	9.20	0.52
and	137.2	144.5	7.30	0.59
and	164.6	170.1	5.50	0.97
LCDD-13	21.95	38.71	16.76	0.47
including	31.39	38.71	7.32	0.73
and	43.28	44.93	1.65	1.47
LCDD-18	119.2	159.4	40.20	2.22
including	128.3	146.6	18.30	4.07
including	133.8	139.3	5.50	8.11
and	166.7	**187.6**	20.90	0.90
Including	177.7	**186.2**	8.50	1.54

Drill Hole	From (m)	To (m)	Length (m)	Au (ppm)
LCDD-19	43	59.4	16.40	0.73
and	70.4	114	43.60	0.97
including	81.38	86.87	5.49	2.05
including	101.5	103.33	1.83	3.23
including	108.81	114	5.19	1.21
LCDD-20	82.91	95.71	12.80	0.55
LCDD-22	112.78	140.21	27.43	0.80
and	147.52	156.06	8.53	0.68
LCW-04	34.14	46.94	12.80	0.36
LCW-05	14.02	21.34	7.32	1.68
including	19.51	21.34	1.83	3.43
LCW-06B	23.77	29.26	5.49	0.51
and	38.40	43.89	5.49	0.41
LCW-08	15.85	17.68	1.83	1.46
LCW-21	3.48	10.36	6.88	0.53
LCW-24	0.00	19.51	19.51	0.28
and	34.14	51.82	17.68	0.55
LCDD-25	10.05	28.00	17.95	0.71
and	36.00	42.00	6.00	0.53
LCDD-26	3.05	55.00	51.95	0.96
including	11.00	13.00	2.00	3.24
including	17.00	19.00	2.00	3.58
LCDD-27	14.00	23.00	9.00	0.70
and	56.00	71.00	15.00	0.50
LCDD-28	48.00	51.00	3.00	2.09
LCDD-29	15.00	51.00	36.00	1.06
and	60.00	63.00	3.00	2.17
LCDD-30	9.00	24.00	15.00	0.72
LCDD-31	9.00	45.00	36.00	0.92
including	9.00	12.00	3.00	4.42
PLDD-10	35	94	59.00	1.65
including	35	39.2	4.20	**10.40**
and	**106**	185	79.00	2.08
including	164	174	10.00	4.04

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APPENDIX II:
SUMMARY OF RESULTS

- Intervals shown are calculated at a 0.25ppm Au cutoff and no high grade capping. No more than 3 low-grade or barren consecutive samples were averaged.
- Thicknesses shown are not true widths. The mineralized zone dips about -45 degrees to the west. Holes oriented -45 degrees to the east will show a thickness close to true width.
- Pediment drillholes vary in orientation from -45 degrees to the east to vertical. Please refer to Appendix I for complete collar table.

Drill Hole	From (m)	To (m)	Length (m)	Au (ppm)
PLDD-14	82	**108**	26.00	1.20
including	94	98	4.00	5.38
and	143	149	6.00	1.02
and	153	157	4.00	0.76
and	163	201	38.00	1.05
including	177	179	2.00	7.04
and	209	213	4.00	1.72
PLDD-15	29.00	65.00	36.00	0.72
and	74.00	87.00	13.00	1.30
including	83.00	85.00	2.00	5.24
PLDD-16	**109**	241	132.00	1.02
including	137	139	2.00	4.71
including	145	147	2.00	3.00
including	153	155	2.00	5.21
including	157	159	2.00	3.04
including	181	183	2.00	3.43
including	197	199	2.00	4.49
PLDD-17	48.00	51.00	3.00	5.02
and	186.00	236.00	50.00	1.25
including	194.00	200.00	6.00	3.55
and	246.00	284.00	38.00	0.84
PLDD-23	68.00	82.00	14.00	1.08
and	90.00	94.00	4.00	0.53
and	98.00	114.00	16.00	1.48
and	126.00	136.00	10.00	1.35
PLDD-32	44	76	32.00	1.85
including	56	58	2.00	4.16
including	62	64	2.00	3.99
and	94	105.10	11.10	0.88
PLDD-33	27.10	47.00	19.90	0.70
and	51.00	105.00	54.00	1.13
including	97.00	99.00	2.00	3.58
PLDD-34	33.00	53.00	20.00	0.93
PLDD-35	24	61	37.00	1.47
PLDD-36	43.00	134.00	91.00	0.92
including	106.00	108.00	2.00	3.16
PLDD-37	57.00	69.00	12.00	1.06
and	104.50	132.50	28.00	1.05

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APPENDIX III QA/QC CHARTS

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94 of 98

APPENDIX III:
QA/QC CHARTS

2008 Scatter Au (ppm)
Au (ppm) Duplicate
Au (ppm) Primary
0
2
4
6
8
10
12
14
Au values
1:1 Correlation

Sum of d²	351310.00
Correlation Coefficient	0.958
Pearson Coefficient	0.958
R^2 (Spearman Rank)	**0.956**

San Antonio Project

III.1 Scatter Plot for Duplicate Samples in 2008.

San Antonio Project

STD Analysis Performance

PEDIMENT GOLD CORP.

OXD57

APPENDIX III:
QA/QC CHARTS

Mean
(-3SD)
(+3SD)
STD Reading
(+2SD)
(-2SD)
08PLDD-37
out of interval of interest.
0.449
0.377
0.46
0.44
0.42
0.40
0.38
0.36
ppm Au
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 190 200 210
2008 Data
Green = solved problems.
Red = samples being reassayed.

III.2 Scatter Plot for OxD57 Samples in 2008.

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San Antonio Project

STD Analysis Performance Chart

SG14

Mean
(-3SD)
(+3SD)
STD Reading
(+2SD)
(-2SD)
1.15
1.121
1.10
1.05
1.00
0.95
0.90
0.857
0.85
0.80
ppm Au
0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
75
80
85
90
95
2008 Data
Green = solved problems.
Red = samples being reassayed.

III.3 Scatter Plot for SG14 Samples in 2008.

APPENDIX III:

QA/QC CHARTS

96 of 98

San Antonio Project

STD Analysis Performance Chart

SG31

APPENDIX III:
QA/QC CHARTS

Mean
(-3SD)
(+3SD)
STD Reading
(+2SD)
(-2SD)
ppm Au
1.10
1.05
1.00
0.95
0.90
0.85
1.080
0.912
08FADD-01
out of interval
of interest
08PLRC-78
req. March 3.
Returned OK
08PLRC-84
req. March 29
Returned OK.
08PLRC-86
req. April 18
Returned OK.
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
2008 Data
Green = solved problems.
Red = samples being reassayed.

III.4 Scatter Plot for SG31 Samples in 2008.

97 of 98

San Antonio Project
Blank Analysis Performance Chart

BLK

APPENDIX III:
QA/QC CHARTS

Allowed Upper Limit
BLANK Reading
0.05
0.04
0.03
0.02
0.015
0.01
0.00
ppm Au
0
25
50
75
100
125
150
175
200
225
250
275
300
325
350
375
400
425
2008 Data
Green = solved problems.
Red = samples being reassayed.

III.5 Scatter Plot for Blank Samples in 2008.

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